Exhibit 99.6

MANAGEMENT INFORMATION CIRCULAR

OF

WBM Capital Corp.

with respect to a proposed

PLAN OF ARRANGEMENT

November 25, 2024

TABLE OF CONTENTS

THE ARRANGEMENT	3

OTHER APPROVALS	10

ARRANGEMENT AGREEMENT	11

SHAREHOLDERS’ RIGHTS OF DISSENT TO THE ARRANGEMENT	14

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	17

APPROVAL OF THE SPINOUT ENTITIES’ ROLLING STOCK OPTION PLANS	22

INFORMATION ABOUT THE COMPANY	23

ADDITIONAL INFORMATION	23

INFORMATION CONCERNING THE SPINOUT ENTITIES	23

SCHEDULE “A” ARRANGEMENT RESOLUTION	25

SCHEDULE “B” PLAN OF ARRANGEMENT	27

SCHEDULE “C” COURT DOCUMENTS	35

SCHEDULE “D” BCBCA Provisions S. 237 – 247	36

SCHEDULE “E” INFORMATION CONCERNING WBM	46

SCHEDULE “F” WBM AUDITED FINANCIAL STATEMENTS	51

SCHEDULE “G” INFORMATION CONCERNING THE SPINOUT ENTITIES	52

WBM CAPITAL CORP.

(“WBM” or the “Company”)

INFORMATION CIRCULAR

As at November 25, 2024

THE ARRANGEMENT

Terms used herein but not otherwise defined shall have the meaning ascribed to such term in the arrangement agreement dated November 18, 2024 (the “Arrangement Agreement”) between the Company and 1507651 B.C. Ltd. (“651”), 1507652 B.C. Ltd. (“652”), 1507653 B.C. Ltd. (“653”), 1507655 B.C. Ltd. (“655”), 1510450 B.C. Ltd. (“450”), 1510441 B.C. Ltd. (“441”) and 1510435 B.C. Ltd. (“435” and together with 651, 652 653, 655, 450 and 441 the “Spinout Entities”).

Shareholders of WBM (“Shareholders”) are being asked to consider and, if determined advisable, to pass, the Arrangement Resolution to approve the Arrangement under the Business Corporations Act (British Columbia) (“BCBCA”) pursuant to the terms of the Arrangement Agreement and the Plan of Arrangement. The Arrangement, the Plan of Arrangement and the terms of the Arrangement Agreement are summarized below.

This summary does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement, which has been filed by WBM under its profile on SEDAR+ at www.sedarplus.ca, and the Plan of Arrangement, which is attached to this Circular as Schedule “B”.

In order to become effective, the Arrangement Resolution must be approved by unanimous consent of the Shareholders. A copy of the Arrangement Resolution is set out in Schedule “A” of this Circular. If the Arrangement is approved and the Final Order approving the Arrangement is issued by the Court and the other applicable conditions to the completion of the Arrangement are satisfied or waived, the Arrangement will take effect commencing at the Effective Time (which will be at 12:01 a.m. PST) on the Effective Date (which is expected to be on or around December 31, 2024).

Reasons for the Arrangement

The Board believes the Plan of Arrangement is in the best interests of WBM for the following reasons:

(a)	The Plan of Arrangement is anticipated to result in separate and well-focused entities, each of which will provide a platform for transactions that the directors wish to target;

(b)	Each of the entities resulting from the Plan of Arrangement will be better able to pursue its own specific business strategies without being subject to financial or other constraints of the businesses of the other Spinout Entities, providing new and existing shareholders with optionality as to investment strategy and risk profile;

(c)	Each entity resulting from the Plan of Arrangement will be better able to focus on a specific industry and geographic location, allowing such entities to be more readily understood by investors and better positioned to raise capital;

(d)	The Plan of Arrangement will result in separate non-listed reporting issuers, which is anticipated to benefit the Shareholders as a result of each of the entities:

(i)	being better able to align management and employee incentives with the interests of shareholders; and

(ii)	having the ability to effect acquisitions by way of public (although not listed) share issuances; and

(e)	Following the Plan of Arrangement, each Spinout Entity will be a “reporting issuer” in the provinces of British Columbia and Alberta, and accordingly, the Shareholders will continue to benefit from public company oversight from the securities commissions and the higher continuous disclosure, governance and financial statement requirements applicable to public companies.

In the course of its deliberations, the Board also identified and considered a variety of risks and potentially negative factors, including, but not limited to the risks set out under “The Arrangement – Arrangement Risk Factors”.

The foregoing discussion summarizes the material information and factors considered by the Board in their consideration of the Plan of Arrangement. The Board collectively reached its unanimous decision with respect to the Plan of Arrangement in light of the factors described above and other factors that each member of the Board felt were appropriate. In view of the wide variety of factors and the quality and amount of information considered, the Board did not find it useful or practicable to, and did not make specific assessments of, quantify, rank or otherwise assign relative weights to, the specific factors considered in reaching its determination. Individual members of the Board may have given different weight to different factors.

Principal Steps of the Arrangement

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following sequence or as otherwise provided below or herein, without any further act or formality:

(a)	Each WBM Common Share in respect of which a registered Shareholder has exercised Dissent Rights and for which the registered Shareholder is ultimately entitled to be paid fair value (each a “Dissent Share”) shall be repurchased by WBM for cancellation in consideration for a debt-claim against WBM to be paid the fair value of such Dissent Share in accordance with the Plan of Arrangement and such Dissent Share shall thereupon be cancelled;

(b)	WBM shall distribute to each Shareholder:

(i)	the number of 651 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(ii)	the number of 652 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(iii)	the number of 653 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(iv)	the number of 655 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(v)	the number of 450 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(vi)	the number of 441 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor; and

(vii)	the number of 435 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(collectively, the “Share Distribution”), and in connection with the Share Distribution:

(A)	the name of each Shareholder shall be added to the central securities register for the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares received pursuant to the Share Distribution; and

(B)	an amount equal to the fair market value of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares as distributed on the Share Distribution shall be removed from the capital in respect of the WBM Common Shares; and

(c)	the Initial Common Shares (as defined below) held by WBM shall be cancelled without any payment therefor, and WBM shall be removed from the register of holders of the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares.

The “Initial Common Shares” means the one common share outstanding in the capital of each of the Spinout Entities issued to WBM on incorporation.

The foregoing matters will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not being completed until after the Effective Date.

The Board may, in its absolute discretion, determine whether or not to proceed with the Arrangement without further approval, ratification or confirmation by the Shareholders.

No Fractional Shares

No fractional 651 Common Shares, 652 Common Shares, 653 Common Shares , 655 Common Shares, 450 Common Shares, 441 Common Shares or 435 Common Shares shall be distributed by WBM to a Shareholder on the Share Distribution. If WBM would otherwise be required to distribute to a Shareholder an aggregate number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares or 435 Common Shares, as applicable, that is not a round number, then the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares or 435 Common Shares distributable to that Shareholder shall be rounded down to the next lesser whole number (the “Round Down Provision”) and that Shareholder shall not receive any compensation in respect thereof.

Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares or 435 Common Shares, as applicable, distributable to a particular Shareholder being rounded down from one to nil, then the Round Down Provision shall not apply and WBM shall distribute one 651 Common Share, one 652 Common Share, one 653 Common Share, one 655 Common Share, one 450 Common Share, one 441 Common Share or one 435 Common Share, as applicable, to that Shareholder.

Effect of the Arrangement

Upon completion of the Plan of Arrangement, Shareholders will continue to hold shares of WBM in the same number and proportion as prior to the Plan of Arrangement. Shareholders will receive securities in the Spinout Entities in proportion to their shareholdings in WBM by way of the Share Distribution, pursuant to which Shareholders will receive one 651 Common Share, one 652 Common Share, one 653 Common Share and one 655 Common Share held as at the Arrangement Record Date. The following shares currently held by WBM will be cancelled: one 651 Common Share, one 652 Common Share, one 653 Common Share, one 655 Common Share, one 450 Common Share, one 441 Common Share and one 435 Common Share.

It is expected that, following the completion of the Arrangement, the issued capital of each of 651, 652, 653, 655, 450, 441 and 435 will be one 651 Common Share, one 652 Common Share, one 653 Common Share, one 655 Common Share, one 450 Common Share, one 441 Common Share and one 435 Common Share respectively.

Upon completion of the Plan of Arrangement, each of the Spinout Entities will be a reporting issuer in the province of British Columbia and Alberta.

Amendments to the Plan of Arrangement

The Company reserves the right to amend, modify or supplement (or do all of the foregoing) the Plan of Arrangement from time to time and at any time prior to the Effective Date provided that any such amendment, modification and/or supplement must be contained in a written document that is:

(a)	filed with the Court and, if made following the approval of the Arrangement Resolution, approved by the Court; and

(b)	communicated to Shareholders in the manner required by the Court (if so required).

Any amendment, modification or supplement to the Plan of Arrangement which is approved by the Court shall be effective only:

(a)	if it is consented to by WBM; and

(b)	if required by the Court or applicable law, it is consented to by the Shareholders.

Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by the Company, provided that it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interest of any holder of Common Shares.

Recommendation of the Board

The Board of Directors of WBM (the “Board”) has reviewed the terms and conditions of the proposed Arrangement and has concluded that the Arrangement is fair and reasonable to the Shareholders and in the best interests of the Company.

In arriving at this conclusion, the Board considered, among other matters:

(a)	the financial condition, business and operations of WBM, on both a historical and prospective basis, and information in respect of each of the Spinout Entities on a pro forma basis;

(b)	the procedures by which the Arrangement is to be approved, including the requirement for approval of the Arrangement by the Court after a hearing;

(c)	the availability of rights of dissent to registered Shareholders with respect to the Arrangement;

(d)	the assets to be held by each of WBM and the Spinout Entities;

(e)	the Canadian tax treatment of Shareholders under the Arrangement; and

(f)	Shareholders will own securities of eight reporting issuers.

The Board did not assign a relative weight to each specific factor and each director may have given different weights to different factors. Based on its review of all the factors, the Board considers the Arrangement to be advantageous to WBM and fair and reasonable to the Shareholders. The Board also identified disadvantages associated with the Arrangement including the fact that there will be the additional costs associated with running eight public companies and there is no assurance that the proposed Arrangement will result in positive benefits to Shareholders. See “The Arrangement – Arrangement Risk Factors”.

Arrangement Risk Factors

WBM and the Spinout Entities should each be considered as highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Circular prior to voting on the Arrangement Resolution.

Proposed Plan of Arrangement not approved

Completion of the Plan of Arrangement is subject to the approval of the Court and the receipt of all necessary Shareholder approvals and third-party consents. There can be no certainty, nor can there be any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

The Court may refuse to approve the Plan of Arrangement if WBM fails to meet the statutory or common law tests required to approve the Plan of Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

WBM and the Spinout Entities may terminate the Arrangement Agreement and the Plan of Arrangement in certain circumstances. Accordingly, there can be no certainty that the Arrangement Agreement will not be terminated before the completion of the Plan of Arrangement.

There is no market for the WBM Common Shares or the securities distributed pursuant to the Share Distribution

There is currently no market through which the Common Shares, and if the Plan of Arrangement is completed, there will be no market through which any of the securities distributed pursuant to the Share Distribution, may be sold, and holders may not be able to resell such securities. This will affect the pricing of the Common Shares, and if the Plan of Arrangement is completed, the securities distributed pursuant to the Share Distribution, in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. There can be no guarantee that these securities will be listed on a stock exchange or that an active and liquid market for the securities will develop.

Stage of development

Upon completion of the Arrangement, it is anticipated that none of the Spinout Entities will own any material assets or conduct any active business, other than the identification and evaluation of acquisition opportunities to permit each Spinout Entity to acquire a business or assets in order to conduct commercial operations. Each Spinout Entity was only recently incorporated and has no history of earnings and will not have the potential to generate earnings or pay dividends or other distribution until at least after such time in the future as it acquires, directly or indirectly, assets or a business, if at all.

As a result of the foregoing, there can be no assurance that any of the Spinout Entities will be able to identify and evaluate acquisition opportunities, or that it will have adequate funds or be able to raise the necessary funds to complete any such acquisition once identified. Even if a business is identified, there can be no assurance that a Spinout Entity will be able to successfully complete the transaction. A holder of Spinout Entity securities must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of each entity in all aspects of the development and implementation of the business activities of each entity.

No history of earnings or dividends

The Spinout Entities have no history of earnings, and there is no assurance that they will generate earnings, operate profitably or provide a return on investment in the future. The Spinout Entities have no plans to pay dividends for the foreseeable future.

Subsequent acquisitions

Subsequent acquisitions completed by WBM or a Spinout Entity may be financed in whole or in part by the issuance of additional securities of such entity and this may result in dilution to the Shareholder, which dilution may be significant and which may also result in a change of control of such entity.

In the event that WBM or a Spinout Entity completes an acquisition of a foreign business or assets, securityholders may find it difficult or impossible to effect service or notice to commence legal proceedings upon any management resident outside of Canada or upon the foreign business and may find it difficult or impossible to enforce judgments obtained in Canadian courts against such persons

Increased costs and compliance risks as a result of the Spinout Entities being reporting issuers

Legal, accounting and other expenses associated with reporting issuer reporting requirements have increased significantly over time. Each of the Spinout Entities anticipates that general and administrative costs associated with regulatory compliance will continue to increase with new rules implemented by the Canadian Securities Administrators in the future. These rules and regulations may significantly increase each of the Spinout Entities’ legal and financial compliance costs and make some activities more time-consuming and costly. There can be no assurance that any of the Spinout Entities will continue to effectively meet all of the requirements of these rules and regulations. Ongoing compliance requirements will also make it more difficult and more expensive for each of the Spinout Entities to obtain director and officer liability insurance, and a Spinout Entity may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage in the future. As a result, it may be more difficult for a Spinout Entity to attract and retain qualified individuals to serve on its board of directors or as executive officers.

Conflicts of interest

Certain directors or officers of WBM and the Spinout Entities are, and may continue to be, involved in acquiring assets through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of WBM or the Spinout Entities. Situations may arise in connection with potential acquisitions or investments where the other interests of these directors and officers may conflict with the interests of WBM or a Spinout Entity. The directors of the Spinout Entities are required by law, however, to act honestly and in good faith with a view to the best interests of WBM or a Spinout Entity, as applicable, and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with WBM or a Spinout Entity and to abstain from voting as a director or trustee, as applicable, for the approval of any such transaction.

Dependency on a small number of management personnel

WBM and each of the Spinout Entities are dependent on a very small number of key personnel, the loss of any of whom could have an adverse effect on WBM or a Spinout Entity and their business operations. WBM and each of the Spinout Entities may also need to retain qualified technical and sales personnel, depending on the nature of any future business they carry on.

The directors and officers of WBM and the Spinout Entities will only devote a portion of their time to the business and affairs of such entities and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time.

Financing risks

WBM and the Spinout Entities have extremely limited financial resources and there is no assurance that additional funding will be available to them to identify and evaluate potential business transactions, to fulfill their obligations under any applicable agreements or to meet their ongoing reporting requirements. There can be no assurance that WBM or the Spinout Entities will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the inability to acquire a business or assets or to continue operations. The lack of funds has been identified by the auditors of WBM as a concern with respect to the ability of WBM to continue its operations. If future financing is obtained by way of equity security issuance, such issuance could be dilutive to the current securityholders.

Effects of the Arrangement on Shareholders’ Rights

As a result of the Arrangement, Shareholders will continue to be shareholders of WBM and will also be shareholders of the Spinout Entities. Shareholders of WBM and the Spinout Entities will have the same rights accorded to them as shareholders of each respective entity, as both WBM and the Spinout Entities are governed by the BCBCA.

Procedure for Receipt of the Spinout Entities’ Common Shares

The following information is a summary only.

As soon as practicable following the Effective Date, the Spinout Entities will issue the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares as applicable, to be issued to each Shareholder under the Arrangement. Such shares will be issued as uncertificated shares, as such term is defined under Section 107 of the BCBCA. The shares issued will have no par value.

Holding shares issued in uncertificated form is a system that will allow registered Shareholders to hold their 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, will be held in the name of registered Shareholders and registered in the Spinout Entities’ central securities register, which will be maintained by each company. Registered Shareholders may request a certificate evidencing their shares at any time by contacting the appropriate company. There is no fee in connection with such issuance.

WBM has established the date of the Record Date, being November 18, 2024 (or such other date as the Board may determine), for the purpose of determining the Shareholders entitled to receive 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, under the Arrangement (the “Distribution Record Date”). The date for the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, to be distributed to Shareholders pursuant to the Arrangement will be as soon as practicable following the Effective Date.

Effective Date of the Arrangement

The Arrangement will become effective on the Effective Date if: (1) the Arrangement Resolution is approved by the unanimous consent of the Shareholders, (2) the Final Order of the Court is obtained approving the Arrangement; (3) every requirement of the BCBCA relating to the Arrangement has been complied with; and (4) all other conditions under the Plan of Arrangement are met or waived, as summarized in “Arrangement Agreement – Conditions to the Arrangement Becoming Effective”.

The full particulars of the Arrangement are contained in the Plan of Arrangement appended as Schedule “B” to this Circular. See also “Arrangement Agreement” below.

Notwithstanding receipt of the above approvals, WBM may abandon the Arrangement without further approval from the Shareholders.

OTHER APPROVALS

Shareholder Approval of the Arrangement

The Arrangement Resolution must be approved, with or without variation, by unanimous consent resolution of the Shareholders.

Court Approval of the Arrangement

Under the BCBCA, WBM is required to obtain the approval of the Court for the Arrangement. On November 22, 2024, WBM obtained an Interim Order. A copy of the Interim Order and the Notice of Petition for Final Order are appended as Schedule “C”, respectively, to this Circular. As set out in the Notice of Petition for Final Order, the Court hearing in respect of the Final Order is scheduled to take place at 9:45 a.m. (Vancouver time) on December 12, 2024 or as soon thereafter as the Court may direct or counsel for WBM may be heard, at the Courthouse, 800 Smithe Street, Vancouver, British Columbia, subject to the approval of the Arrangement Resolution by the Shareholders.

Shareholders who wish to participate in or be represented at the Court hearing should consult with their legal advisors as to the necessary requirements.

At the Court hearing, any Shareholders who wish to participate or to be represented or to present evidence or argument may do so, subject to the rules of the Court. Although the authority of the Court is very broad under the BCBCA, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement as proposed or as amended in any manner as the Court may direct. The Court’s approval is required for the Arrangement to become effective. In addition, it is a condition of the Arrangement that the Court will have determined, prior to approving the Final Order that the terms and conditions of the issuance of securities comprising the Arrangement are procedurally and substantively fair to the Shareholders.

Under the terms of the Interim Order, each Shareholder will receive proper notice that they will have the right to appear and make representations at the application for the Final Order. Any person desiring to appear at the hearing to be held by the Court to approve the Arrangement pursuant to the Notice of Petition for Final Order is required to file with the Court and serve upon WBM, at the address set out below, prior to 4:00 p.m. (Vancouver time) on December 9, 2024, a notice of his or her intention to appear (“Appearance Notice”), including his or her address for service, together with any evidence or materials which are to be presented to the Court. The Appearance Notice and supporting materials must be delivered to the following address:

Edwards, Kenny and Bray LLP

1900-1040 W. Georgia St

Vancouver, BC V6E 4H3

Attention: Laura C. Morrison

Regulatory Approvals

If the Arrangement Resolution is approved unanimously by consent resolution of the Shareholders, final regulatory approval must be obtained for all the transactions contemplated by the Arrangement before the Arrangement may proceed.

WBM is a reporting issuer in the provinces of British Columbia, Ontario and Alberta. Upon completion of the Arrangement, each of the Spinout Entities will be a reporting issuer in the provinces of British Columbia and Alberta.

Shareholders should be aware that certain of the foregoing approvals have not yet been received from the regulatory authorities referred to above. There is no assurance that such approvals will be obtained.

ARRANGEMENT AGREEMENT

The Arrangement will be carried out pursuant to the provisions of the BCBCA and will be effected in accordance with the Arrangement Agreement, the Interim Order and the Final Order. The steps of the Arrangement, as set out in the Arrangement Agreement, are summarized under “The Arrangement – Principal Steps of the Arrangement” herein.

The general description of the Arrangement Agreement which follows is qualified in its entirety by reference to the full text of the Arrangement Agreement, a copy of which is available for review by Shareholders, at the head office of WBM during normal business hours prior to the approval of the Arrangement Resolution having been obtained and is also available under WBM’s profile on SEDAR+ at www.sedarplus.ca.

General

On November 18, 2024, WBM and the Spinout Entities entered into the Arrangement Agreement which includes the Plan of Arrangement. The Plan of Arrangement is reproduced as Schedule “B” to this Circular. Pursuant to the Arrangement Agreement, WBM and the Spinout Entities agree to effect the Arrangement pursuant to the provisions of Section 291 of the BCBCA on the terms and subject to the conditions contained in the Arrangement Agreement.

In the Arrangement Agreement, WBM and the Spinout Entities each provide representations and warranties to one another regarding certain customary commercial matters, including corporate, legal and other matters, relating to their respective affairs.

Under the Arrangement Agreement, if the approval of the Shareholders of the Arrangement Resolution as set forth in the Interim Order is obtained by WBM, as soon as reasonably practicable thereafter, WBM will take the necessary steps to submit the Arrangement to the Court and apply for the Final Order.

Conditions to the Arrangement Becoming Effective

The respective obligations of WBM and the Spinout Entities to complete the transactions contemplated by the Arrangement Agreement are subject to the satisfaction, on or before the Effective Date, of a number of conditions precedent, certain of which may only be waived in accordance with the Arrangement Agreement.

The mutual conditions precedent, among others, are as follows:

(a)	the Interim Order shall have been granted in form and substance satisfactory to WBM and each of the WBM Subsidiaries, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to any of the Parties, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolution shall have been approved by the required number of votes cast by WBM Shareholders in accordance with the Interim Order and, subject to the Interim Order, the constating documents of WBM, applicable Laws and the requirements of any applicable regulatory authorities;

(c)	the Arrangement and this Agreement, with or without amendment, shall have been approved by the shareholders of each of the WBM Subsidiaries to the extent required by, and in accordance with applicable Laws and the constating documents of each of the WBM Subsidiaries;

(d)	the Final Order shall have been obtained in form and substance satisfactory to all Parties, each acting reasonably;

(e)	the Arrangement Filings, if any, shall be in a form and substance satisfactory to WBM and the WBM Subsidiaries (each acting reasonably);

(f)	all material consents, orders, rulings, approvals and assurances, including regulatory and judicial approvals and orders, required for the completion of the transactions provided for in this Agreement and the Plan of Arrangement shall have been obtained or received from the Authorities having jurisdiction in the circumstances, each in a form acceptable to WBM and the WBM Subsidiaries (each acting reasonably);

(g)	no action shall have been instituted and be continuing on the Effective Date for an injunction to restrain, a declaratory judgment in respect of, or damages on account of, or relating to, the Plan of Arrangement and there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by this Agreement and no cease trading or similar order with respect to any securities of any of the Parties shall have been issued and remain outstanding;

(h)	none of the consents, orders, rulings, approvals or assurances required for the implementation of the Plan of Arrangement shall contain terms or conditions or require undertakings or security deemed unsatisfactory or unacceptable by any of the Parties, acting reasonably;

(i)	no Laws, regulation or policy shall have been proposed, enacted, promulgated or applied which interferes or is inconsistent with the completion of the Plan of Arrangement, including any material change to the income tax Laws of Canada, which would have a material adverse effect upon WBM Shareholders if the Plan of Arrangement is completed;

(j)	no material fact or circumstance, including the fair market value of the shares or units of the WBM Subsidiaries, shall have changed in a manner which would have a material adverse effect upon WBM or the WBM Shareholders if the Plan of Arrangement is completed;

(k)	the issuance of the securities under the Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the Section 3(a)(10) Exemption;

(l)	the Arrangement Agreement shall not have been terminated under Article 6 of the Arrangement Agreement; and

(m)	no more than 5% of WBM Shareholders, in the aggregate, shall have exercised their Dissent Rights.

The obligations of each of WBM and the Spinout Entity to complete the Arrangement are subject to the further condition that the covenants of each other party shall have been duly performed.

Amendment

Subject to any restrictions under the BCBCA or in the Final Order, the Arrangement Agreement (including the schedules appended thereto) may, at any time, but not later than the Effective Date, be amended by written agreement of the parties thereto without, subject to applicable law, further notice to, or authorization on the part of, the Shareholders. Without limiting the generality of the foregoing, any such amendment may:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation contained in the Arrangement Agreement or in any document to be delivered pursuant to the Arrangement Agreement;

(c)	waive compliance with or modify any of the covenants contained in the Arrangement Agreement or waive or modify performance of any of the obligations of the parties; or

(d)	make such alterations in the Arrangement Agreement (including the Plan of Arrangement) as the parties may consider necessary or desirable in connection with the Interim Order or the Final Order.

Notwithstanding the foregoing, certain terms of the Arrangement and the Arrangement Agreement, including required Court, regulatory and Shareholder approval shall not be amended in any material respect without obtaining any required approval of the Shareholder in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

Termination

The Arrangement Agreement may, at any time before or after the approval of the Arrangement Resolution but prior to the Effective Date, be unilaterally terminated by WBM without further notice to, or action on the part of, the Shareholders for whatever reason WBM may consider appropriate. This Agreement will terminate without any further action by the parties if the Effective Date has not occurred on or before January 31, 2025 or such later date as WBM may determine.

Upon the termination the Arrangement Agreement pursuant to its terms, no party shall have any liability or further obligation to any other party.

SHAREHOLDERS’ RIGHTS OF DISSENT TO THE ARRANGEMENT

Any registered Shareholder is entitled to be paid the fair value of such holder’s Common Shares in accordance with Section 238 of the BCBCA if such holder dissents to the Arrangement and the Arrangement becomes effective.

In accordance with Section 5.3 of the Plan of Arrangement, in addition to any other restrictions in the BCBCA, none of the Shareholders who consent in favour of the Arrangement Resolution shall be entitled to exercise Dissent Rights.

A registered Shareholder is not entitled to dissent with respect to such holder’s Common Shares if such holder votes any of their Common Shares in favour of the Arrangement Resolution.

A brief summary of the provisions of Sections 237 to 247 of the BCBCA is set out below. Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its Common Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA (which is attached to this Circular as Schedule “D”) as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the provisions of Sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of all Dissent Rights.

The Interim Order expressly provides registered Shareholders with the right to dissent with respect to the Arrangement Resolution. Each Dissenting Shareholder is entitled to be paid the fair value (determined as of the close of business on the day before the Effective Date) of all, but not less than all, of the holder’s Common Shares, provided that the holder duly dissents to the Arrangement Resolution and the Arrangement becomes effective.

In many cases, Common Shares beneficially owned by a holder are registered either (a) in the name of an intermediary that the non-registered Shareholder deals with in respect of such shares, such as, among others, banks, trust companies, securities brokers, trustees and other similar entities, or (b) in the name of a depository, such as CDS & Co., of which the intermediary is a participant. Accordingly, a non-registered Shareholder will not be entitled to exercise his, her or its rights of dissent directly (unless the Common Shares are reregistered in the non-registered Shareholder’s name).

With respect to Common Shares in connection to the Arrangement, pursuant to the Interim Order, a registered Shareholder as of the Distribution Record Date, other than an affiliate of WBM, may exercise rights of dissent under Sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order; provided that, notwithstanding section 242(2) of the BCBCA, the written objection to the Arrangement Resolution must be sent to WBM c/o Edwards, Kenny and Bray LLP, Suite 1040, 1900 West Georgia Street, Vancouver, British Columbia, Canada V6E 4H3, Attention: Jordan Gin, by no later than 4:00 p.m. (PST) on December 9, 2024.

To exercise Dissent Rights, a Shareholder must dissent with respect to all Common Shares of which it is the registered and beneficial owner. A registered Shareholder who wishes to dissent must deliver written notice of dissent (a “Notice of Dissent”) to WBM and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA. Any failure by a Shareholder to fully comply with the provisions of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order, may result in the loss of that holder’s Dissent Rights. Non-registered Shareholders who wish to exercise Dissent Rights must cause each registered Shareholder holding their Common Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a registered Shareholder.

To exercise Dissent Rights, a registered Shareholder must prepare a separate Notice of Dissent for himself, herself or itself, if dissenting on his, her or its own behalf, and for each other non-registered Shareholders who beneficially owns Common Shares registered in the Shareholder’s name and on whose behalf the Shareholder is dissenting; and must dissent with respect to all of the Common Shares registered in his, her or its name or if dissenting on behalf of a nonregistered Shareholder, with respect to all of the Common Shares registered in his, her or its name and beneficially owned by the non-registered Shareholder on whose behalf the Shareholder is dissenting.

The Notice of Dissent must set out the number of Common Shares in respect of which the Dissent Rights are being exercised (the “Notice Shares”) and: (a) if such Common Shares constitute all of the Common Shares of which the Shareholder is the registered and beneficial owner and the Shareholder owns no other Common Shares beneficially, a statement to that effect; (b) if such Common Shares constitute all of the Common Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional Common Shares beneficially, a statement to that effect and the names of the registered Shareholders, the number of Common Shares held by each such registered Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other Common Shares; or (c) if the Dissent Rights are being exercised by a registered Shareholder who is not the beneficial owner of such Common Shares, a statement to that effect and the name of the non-registered Shareholder and a statement that the registered Shareholder is dissenting with respect to all Common Shares of the non-registered Shareholder registered in such registered holder’s name.

If the Arrangement Resolution is approved by Shareholders, and WBM notifies a registered holder of Notice Shares of WBM’s intention to act upon the Arrangement Resolution pursuant to Section 243 of the BCBCA, then in order to exercise Dissent Rights, such Shareholder must, within one month after WBM gives such notice, send to WBM a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates or DRS Statement representing those Notice Shares (including a written statement prepared in accordance with section 244(1)(c) of the BCBCA if the dissent is being exercised by the Shareholder on behalf of a non-registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Shareholder becomes a Dissenting Shareholder, and is bound to sell and WBM is bound to purchase those Common Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order.

If a Dissenting Shareholder is ultimately entitled to be paid for their Dissent Shares, then such Dissenting Shareholder may enter into an agreement with WBM for the fair value of such Dissent Shares. If such Dissenting Shareholder does not reach an agreement with WBM, then such Dissenting Shareholder, or WBM, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on WBM to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the Common Shares had as of the close of business on the day before the Effective Date. After a determination of the fair value of the Dissent Shares, WBM must then promptly pay that amount to the Dissenting Shareholder.

In no case will WBM, the Spinout Entities or any other person be required to recognize Dissenting Shareholders as Shareholders after the Effective Time, and the names of such Dissenting Shareholders will be deleted from the central securities register as Shareholders at the Effective Time.

In no circumstances will WBM, the Spinout Entities, or any other person be required to recognize a person as a Dissenting Shareholder: (a) unless such person is the holder of the Common Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (b) if such person has voted or instructed a proxy holder to vote such Notice Shares in favour of the Arrangement Resolution; or (c) unless such person has strictly complied with the procedures for exercising Dissent Rights set out in Division 2 of Part 8 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order and does not withdraw such Notice of Dissent prior to the Effective Time.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with WBM’s written consent. If any of these events occur, WBM must return the share certificate(s) or DRS Statement representing the Common Shares to the Dissenting Shareholder, the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder and the Dissenting Shareholder must return any money paid to the Dissenting Shareholder in respect of the Notice Shares.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in sections 237 to 247 of the BCBCA, as modified and supplemented by the Plan of Arrangement, the Interim Order and the Final Order, and failure to do so may result in the loss of all Dissent Rights.

Persons who have their Common Shares registered in the name of an intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such Common Shares is entitled to dissent.

If you dissent, then there can be no assurance that the amount you receive as fair value for your Common Shares will be more than or equal to the consideration under the Arrangement.

Each Shareholder wishing to avail himself, herself or itself of the Dissent Rights should carefully consider and comply with the provisions of the Interim Order and sections 237 to 247 of the BCBCA, which are attached to this Circular as Schedules “C” and “D”, respectively, and seek his, her or its own legal advice.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The tax consequences of the Arrangement may vary depending upon the particular circumstances of each Shareholder and other factors. Accordingly, Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the Arrangement applicable to a beneficial owner of Common Shares who, for the purposes of the Tax Act: (i) holds Common Shares, and will hold 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, acquired on the Arrangement, as capital property; (ii) deals at arm’s length with WBM and the Spinout Entities; and (iii) is not “affiliated” with WBM or the Spinout Entities for the purposes of the Tax Act (a “Holder”).

Common Shares and 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares as applicable, will generally be considered to be capital property to a Holder unless such securities are held by the Holder in the course of carrying on a business of buying and selling securities, or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Tax Act and the Company’s understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act (the “Proposed Amendments”) announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all Proposed Amendments will be enacted in the form proposed. There can be no assurance that the Proposed Amendments will be enacted in the form proposed or at all.

Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below. An advance income tax ruling will not be sought from the CRA in respect of the Arrangement.

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” or “restricted financial institution” as defined in the Tax Act (iii) an interest in which is, or whose Common Shares are, a “tax shelter investment” as defined in the Tax Act; (iv) to who has made a “functional currency” reporting election under section 261 of the Tax Act apply; or (v) that has entered, or will enter, into a “derivative forward agreement”, as defined in the Tax Act, with respect to the Common Shares or 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares. Such Holders should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Holders Resident in Canada

The following portion of this summary applies to a Holder who, at all relevant times is or is deemed to be resident in Canada for purposes of the Tax Act (a “Resident Holder”).

Certain Resident Holders whose Common Shares or 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, might not otherwise be capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares, and every other “Canadian security” as defined in the Tax Act owned by such Holder in the taxation year in which the election is made and in all subsequent taxation years, deemed to be capital property. Any Resident Holder contemplating making a subsection 39(4) election should consult their tax advisor for advice as to whether the election is available or advisable in their particular circumstances.

Deemed Dividend

It is in the intention of WBM that the aggregate fair market value of the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares to be distributed by WBM is not expected to exceed the “paid-up capital”, as defined in the Tax Act, of the Common Shares immediately before Effective Date. Accordingly, Resident Holders are not expected to be deemed to receive a dividend with respect to the distribution of the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares. Rather, such distribution will reduce a Resident Holder’s adjusted cost base of its Common Shares by the fair market value of the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares distributed (determined at the time of distribution). The paid-up capital of such Common Shares will also be reduced by such amount.

In the event that the fair market value of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares (determined at the time of distribution) exceeds the paid-up capital of the Common Shares, the Resident Holders will be deemed to receive a dividend on such Common Shares equal to the amount of such excess.

Dividends on Common Shares and the Spinout Entities’ Common Shares

A Resident Holder who is an individual and who is deemed to receive a dividend on its Common Shares or who receives a dividend paid on its the Spinout Entities’ Common Shares will be required to include in income such dividend, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by WBM or the Spinout Entities, as the case may be, as “eligible dividends”, as defined in the Tax Act.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on its Common Shares or paid on its the Spinout Entities’ Common Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income. A “private corporation” as defined in the Tax Act or a “subject corporation” as defined in the Tax Act may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on its Common Shares or the Spinout Entities’ Common Shares to the extent that the dividend is deductible in computing the corporation’s taxable income.

Disposition of the Spinout Entities’ Common Shares

A Resident Holder that disposes or is deemed to dispose of a Spinout Entity’s Common Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of such share, determined immediately before the disposition, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See “Holders Resident in Canada — Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year a portion of the amount of any capital gain (a “taxable capital gain”) realized by it in that year. A Resident Holder will generally be required to deduct a portion of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized on the disposition of a Spinout Entity’s Common Share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Alternative Minimum Tax on Resident Holders who are Individuals

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts and estates) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

A Resident Holder that is a “Canadian-controlled private corporation” as defined in the Tax Act may be required to pay an additional refundable tax on certain investment income, including certain amounts in respect of net taxable capital gains, dividends or deemed dividends and interest.

Eligibility for Investment

The Spinout Entities’ Common Shares, if issued on the date hereof, would be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans and tax-free savings accounts (collectively, “Registered Plans”) and deferred profit sharing plans (“DPSPs”), (all as defined in the Tax Act), provided that the Spinout Entities’ Common Shares are listed on a “designated stock exchange” as defined in the Tax Act or the applicable Spinout Entity is a “public corporation”, as defined in the Tax Act. Persons who intend to hold their Spinout Entities’ Common Shares in a Registered Plan or DPSP should consult with their own tax advisors regarding the tax consequences in their particular circumstances.

Notwithstanding that the Spinout Entities’ Common Shares may be a qualified investment for a Registered Plan, if a Spinout Entity’s Common Shares are a “prohibited investment” within the meaning of the Tax Act for the Registered Plan, the annuitant, holder or subscriber, as the case may be (the “Controlling Individual”), of the Registered Plan, will be subject to a penalty tax under the Tax Act. The Spinout Entities’ Common Shares generally will not be a prohibited investment for a Registered Plan provided the Controlling Individual of the Registered Plan: (i) deals at arm’s length with the Spinout Entities for the purposes of the Tax Act; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Spinout Entities. The Spinout Entities’ Common Shares will not be a prohibited investment if such shares are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for the Registered Plan. Persons who intend to hold the Spinout Entities’ Common Shares in a Registered Plan should consult their own tax advisors in regard to the application of these rules in their particular circumstances.

Dissenting Resident Holders

A Resident Holder who dissents in respect of the Arrangement (a “Resident Dissenter”) and who is entitled to receive payment from WBM equal to the fair value of the Resident Dissenter’s Common Shares will be considered to have disposed of the Common Shares for proceeds of disposition equal to the amount received by the Resident Dissenter, less the amount of any interest awarded by a court, as the case may be. A Resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares, and such deemed dividend will reduce the proceeds of disposition for purposes of computing any capital gain (or a capital loss) on the disposition of such Common Shares. The tax treatment accorded to any deemed dividend is discussed above under the heading, “Holders Resident in Canada – Dividends on Common Shares and the Spinout Entities’ Common Shares”.

A Resident Dissenter will also realize a capital gain (or a capital loss) to the extent that the proceeds of disposition of such Common Shares, as reduced by the amount of any deemed dividend as discussed above, exceed (or are less than) the adjusted cost base of such shares immediately before the disposition and any reasonable costs of disposition. The tax treatment of capital gains and capital losses (including the potential reduction of a capital loss due to the receipt of a deemed dividend) is discussed above under the heading, “Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”.

Interest awarded by a court to a Resident Dissenter will be included in the Resident Dissenter’s income for a particular taxation year to the extent the amount is received or receivable in that year, depending upon the method regularly followed by the Resident Dissenter in computing income. Where the Resident Dissenter is a corporation, partnership or, subject to certain exceptions, a trust, the Resident Dissenter must include in income for a taxation year the amount of interest that accrues to it before the end of the taxation year, or becomes receivable or is received before the end of the year (to the extent not included in income for a preceding taxation year). Resident Dissenters who are contemplating exercising their dissent rights should consult their own tax advisors.

Holders Not Resident in Canada

The following portion of the summary applies to a Holder who, for the purposes of the Tax Act: (i) at all relevant times is not and is not deemed to be resident in Canada; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares or the Spinout Entities’ Common Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). This portion of the summary is not applicable to a Non-Resident Holder that is: (i) an insurer carrying on an insurance business in Canada and elsewhere; (ii) a “financial institution” as defined in the Tax Act; or (iii) an “authorized foreign bank” as defined in the Tax Act.

Dividends on Common Shares and the Spinout Entities’ Common Shares

Dividends paid or credited, or deemed to be paid or credited, on Common Shares or the Spinout Entities’ Common Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax convention. WBM or the Spinout Entities, as the case may be, may be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-Resident Holder.

Disposition of Spinout Entities’ Common Shares

A Non-Resident Holder that disposes or is deemed to dispose of a Spinout Entity’s Common Share in a taxation year will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share exceed (or are less than) the aggregate of the adjusted cost base to the Non-Resident Holder of such share, determined immediately before the disposition, and any reasonable costs of disposition.

Such gain will not be subject to tax in Canada, unless the Spinout Entity’s Common Shares are “taxable Canadian property” to the Non-Resident Holder. The Spinout Entities’ Common Shares will be taxable Canadian property to a Non-Resident Holder if, at any time in the 60 month period preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the applicable Spinout Entity were owned by any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder did not deal at arm’s length and (c) partnerships in which persons referred to in (a) or (b) holds a membership interest (directly or indirectly through one or more partnerships), and more than 50% of the fair market value of the Spinout Entities’ Common Shares was derived from, directly or indirectly, any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource property, (iii) timber resource property, and (iv) options in respect or, or interest in, the property described in (i) to (iii). If the Spinout Entities’ Common Shares constitute taxable Canadian property, a capital gain arising on the disposition of such shares may be exempt from tax in Canada under the terms of a tax treaty between Canada and the country of residence of the Non-Resident Holder. Such holders should consult their tax advisors about their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who dissents in respect of the Arrangement (a “Non-Resident Dissenter”) will be entitled to receive a payment from WBM equal to the fair value of such Non-Resident Dissenter’s Common Shares and will be considered to have disposed of such shares for proceeds of disposition equal to the amount received by the Non-Resident Dissenter, less the amount of any interest awarded by a court (if applicable). A Non-Resident Dissenter generally will be deemed to have received a dividend equal to the amount by which such proceeds exceed the paid-up capital of such shares and such deemed dividend will reduce the proceeds of disposition for purposes of computing any capital gain (or capital loss) on the disposition of such Common Shares. The deemed dividend will be subject to Canadian withholding tax as described above under “Holders Not Resident in Canada – The Spinout Entities’ Common Shares – Deemed Dividend”.

A Non-Resident Dissenter will also realize a capital gain to the extent that the proceeds of disposition for such shares, as reduced by the amount of any deemed dividend as discussed above, exceed the adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition. A Non-Resident Dissenter generally will not be subject to income tax under the Tax Act in respect of any such capital gain provided such shares do not constitute taxable Canadian property of the Non-Resident Dissenter, as described above under “Holders Not Resident in Canada – Disposition of the Spinout Entities’ Common Shares”.

Any interest paid to a Non-Resident Dissenter upon the exercise of dissent rights will not be subject to Canadian withholding tax.

Canadian Securities Laws and Resale of Securities

The following is a brief summary of the securities law considerations applicable to the transactions contemplated herein.

Each Shareholder is urged to consult such holder’s professional advisors to determine the Canadian conditions and restrictions applicable to trades in the Spinout Entities’ Common Shares.

WBM is a “reporting issuer” in the provinces of British Columbia, Ontario and Alberta.

The issuance of the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares pursuant to the Arrangement will constitute a distribution of securities, which is exempt from the prospectus requirements of Canadian securities legislation. The 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares issued to Shareholders may be resold in each of the provinces and territories of Canada provided the holder is not a ‘control person’ as defined in the applicable securities laws in each the provinces and territories of Canada, no unusual effort is made to prepare the market or create a demand for those securities and no extraordinary commission or consideration is paid in respect of that sale.

APPROVAL OF THE SPINOUT ENTITIES’ ROLLING STOCK OPTION PLANS

The boards of directors of each of the Spinout Entities have approved a rolling stock option plan. The Shareholders will be asked to pass a resolution by unanimously consent to the adoption of the option plans of each of the Spinout Entities.

Under each of the Spinout Entities’ option plans, the respective board of directors may, from time to time, grant stock options to purchase 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable to certain directors, officers, employees and consultants of each of the Spinout Entities, as applicable, and of their respective subsidiaries and affiliates. The maximum number of common shares issuable under each option plan and all other security-based compensation arrangements of each of the Spinout Entities is ten (10%) percent of the issued and outstanding number of common shares from time to time. Pursuant to the terms of each option plan, the maximum length of any stock option shall be 10 years from the date the stock option is granted.

The Shareholders will be asked to pass a unanimous consent resolution adopting the option plans of each of the Spinout Entities as follows:

“BE IT RESOLVED THAT: the stock option plans of each of 651, 652, 653, 655, 450, 441 and 435 be and are hereby ratified, confirmed and approved with such additional provisions and amendments, as the directors of 651, 652, 653, 655, 450, 441 and 435, as applicable, may deem necessary or advisable.”

INFORMATION ABOUT THE COMPANY

The Company is a BC corporation under the BC Business Corporations Act. The Common Shares of the Company were previously listed for trading on the Canadian Securities Exchange (“CSE”) under the symbol TIDL and the Company operated under the corporate name Tiidal Gaming Group Corp. Previously, the Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem. The Company completed the sale of the assets of Lazarus Esports Inc. to TGS Esports Inc. on November 7, 2022 and the sale of its Sportsflare division to Entain Holdings (UK) Limited on June 9, 2023. The Lazarus and Sportsflare sales represented a divestiture of the Company’s principal business assets. On December 15, 2023, the Company completed a substantial issuer bid to repurchase and cancel 83,256,650 Common Shares (representing approximately 95% of the Company’s then issued and outstanding Common Shares) for aggregate proceeds to tendering shareholders of $10,198,940. Following completion of the substantial issuer bid, the Company voluntarily delisted trading its Common Shares on the CSE. On July 10, 2024, the Company changed its corporate name from Tiidal Gaming Group Corp. to WBM Capital Corp. Recently, on October 4, 2024, the Company effected a share consolidation on the basis of one post consolidation share for every 6,000,000 pre-consolidation shares. No fractional shares were issued and as such, the shareholders who would otherwise hold a fractional interest in a common share following the consolidation (i.e. those who hold less than 6,000,000 pre-consolidation shares) were entitled to receive C$0.005 in cash for each pre-consolidation common share held. Following the consolidation, the Company only has one common share issued and outstanding.

On October 21, 2024, the Company incorporated four out of the seven Spinout Entities and then on November 6, 2024, the Company incorporated three additional Spinout Entities. In connection with the incorporations, the Company subscribed for one common share at a subscription price of $0.01 in each Spinout Entity. In addition, the Company loaned $7,000 to each Spinout Entity to provide it with working capital.

Presently, the Company has no significant assets or operations, other than its investments in the Spinout Entities, and intends to pursue potential acquisitions or other investment opportunities. It has not presently identified any potential acquisitions or investment opportunities.

The Company’s head office is located at 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found in Schedule “E” and on SEDAR+ at www.sedarplus.ca or by contacting the Company at its head office, 1900-1040 West Georgia Street, Vancouver, BC V6E 4H3.

INFORMATION CONCERNING THE SPINOUT ENTITIES

Information about the Spinout Entities is attached to this Circular as Schedule “G”.

DIRECTORS’ APPROVAL

The contents of this Information Circular have been approved by the Board.

Dated this 25th day of November, 2024.

By Order of the Board of Directors of WBM Capital Corp.

/s/ “Carlo Rigillo”
Carlo Rigillo
CEO

SCHEDULE “A”

ARRANGEMENT RESOLUTION

The sole Shareholder of the Company has been asked to consider and, if deemed advisable, to approve, with or without amendment the following resolution (the “Arrangement Resolution”).

BE IT RESOLVED AS A UNANIMOUS RESOLUTION OF THE WBM CAPITAL CORP. SHAREHOLDERS THAT:

1.	The arrangement (the “Arrangement”) under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving WBM Capital Corp., a corporation continued under the laws of British Columbia (“WBM”), its shareholders and 1507651 B.C. Ltd., a corporation existing under the laws of British Columbia (“651”), 1507652 B.C. Ltd., a corporation existing under the laws of British Columbia (“652”), 1507653 B.C. Ltd., a corporation existing under the laws of British Columbia (“653), 1507655 B.C. Ltd., a corporation existing under the laws of British Columbia (“655”), 1510450 B.C. Ltd., a corporation existing under the laws of British Columbia (“450”), 1510441 B.C. Ltd., a corporation existing under the laws of British Columbia (“441”), and 1510435 B.C. Ltd., a corporation existing under the laws of British Columbia (“435“and together with 651, 652, 653, 655, 450 and 441 the “Spinout Entities”) all as more particularly described and set forth in the management information circular (the “Circular”) of WBM dated November 25, 2024 (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.	The plan of arrangement (the “Plan of Arrangement”), implementing the Arrangement, the full text of which is appended to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.	The arrangement agreement (the “Arrangement Agreement”) between WBM and the Spinout Entities dated November 18, 2024 and all the transactions contemplated therein, the actions of the directors of WBM in approving the Arrangement and the actions of the directors and officers of WBM in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.	Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of WBM or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of WBM are hereby authorized and empowered, without further notice to, or approval of, the shareholders of WBM:

a)     to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b)     subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.	Any one director or officer of WBM is hereby authorized and directed, for and on behalf and in the name of WBM, to execute and deliver, whether under the corporate seal of WBM or otherwise, all such deeds, instruments, assurances, agreements, forms, waivers, notices, certificates, confirmations and other documents and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a)     all actions required to be taken by or on behalf of WBM, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b)     the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by WBM;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE “B”

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE BUSINESS CORPORATIONS ACT

(BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below:

“435” means 1510435 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“435 Common Shares” means the common shares in the authorized share structure of 435;

“441” means 1510441 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“441 Common Shares” means the common shares in the authorized share structure of 441;

“450” means 1510450 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“450 Common Shares” means the common shares in the authorized share structure of 450;

“651” means 1507651 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“651 Common Shares” means the common shares in the authorized share structure of 651;

“652” means 1507652 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“652 Common Shares” means the common shares in the authorized share structure of 652;

“653” means 1507653 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“653 Common Shares” means the common shares in the authorized share structure of 653;

“655” means 1507655 B.C. Ltd., a company incorporated under the laws of the Province of British Columbia;

“655 Common Shares” means the common shares in the authorized share structure of 655;

“Arrangement Agreement” means the agreement dated November 18, 2024 between WBM and the WBM Subsidiaries to which this Plan of Arrangement is attached as Exhibit A, as it may be supplemented or amended from time to time;

“Arrangement Resolution” means the special resolution of WBM Shareholders to be considered, and if deemed advisable, passed by the WBM Shareholders;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means a day which is not a Saturday, Sunday, or a day when commercial banks are not open for in person business in Vancouver, British Columbia;

“Circular” means the management information circular of WBM containing among other things, disclosure in respect of the Arrangement and prospectus level disclosure in respect of the WBM Subsidiaries following completion of the Arrangement, together with all appendices, distributed by WBM to the WBM Shareholders and filed with such Authorities in Canada as are required by Section 2.5(a)(ii) of the Arrangement Agreement, or otherwise as required by applicable Law;

“Consideration” means the consideration payable by WBM pursuant to Section 3.1 of this Plan of Arrangement to a person who is, immediately before the Effective Time, a WBM Shareholder;

“Conversion Factor” means:

(1)	in respect of 651, 1.00;

(2)	in respect of 652, 1.00;

(3)	in respect of 653, 1.00;

(4)	in respect of 655, 1.00;

(5)	in respect of 450, 1.00;

(6)	in respect of 441, 1.00; and

(7)	in respect of 435, 1.00.

“Court” means the Supreme Court of British Columbia;

“Dissent Procedures” has the meaning attributed to that term in Section 4.2 of this Plan of Arrangement;

“Dissent Right” has the meaning attributed to that term in Section 4.1 of this Plan of Arrangement;

“Dissent Share” has the meaning attributed to that term in Subsection 3.1(a) of this Plan of Arrangement;

“Effective Date” means the first Business Day after the date upon which the Parties have confirmed in writing (such confirmation not to be unreasonably withheld or delayed) that all conditions to the completion of the Plan of Arrangement have been satisfied or waived in accordance with Article 5 of the Arrangement Agreement and all documents and instruments required under the Arrangement Agreement, the Plan of Arrangement and the Final Order have been delivered;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Final Order” means the order made after application to the Court pursuant to section 291 of the BCBCA approving the Plan of Arrangement as such order may be amended by the Court (with the consent of the Parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the Parties, acting reasonably) on appeal;

“Initial Common Shares” means the one common share outstanding in the capital of each of 651, 652, 653, 655, 450, 441 and 435 issued to WBM on incorporation;

“Interim Order” means the order made after application to the Court pursuant to section 291 of the BCBCA, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, acting reasonably);

“Parties” means WBM and each of the WBM Subsidiaries and “Party” means any one of them;

“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions mean this plan of arrangement and any amendments, variations or supplements hereto made in accordance with the terms hereof and the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order;

“Round Down Provision” has the meaning attributed to that term in of Section 3.2 of this Plan of Arrangement;

“Share Distribution” has the meaning attributed to that term in Subsection 3.1 of this Plan of Arrangement; and

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended from time to time;

“WBM” means WBM Capital Corp., a company continued under the laws of the Province of British Columbia;

“WBM Common Shares” means the common shares in the authorized share structure of WBM;

“WBM Shareholders” means the holders of WBM Common Shares;

“WBM Subsidiaries” means collectively, 651, 652, 653, 655, 450, 441 and 435.

1.2	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing the use of either gender include both genders and neuter and the word person and words importing persons include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.3	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder is not a Business Day, the action shall be required to be taken on the next day that is a Business Day.

1.5	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

1.6	Currency

Unless otherwise stated, a reference herein to an amount of money means the amount expressed in lawful money of Canada

1.7	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations and rules made thereunder, all amendments to such statute, rule or regulation in force from time to time and any statute, rule or regulation that supplements or supersedes such statute or regulation.

1.8	Governing Law

This Plan of Arrangement, including its validity, interpretation and effect, shall be governed by the laws of the Province of British Columbia and the laws of Canada applicable therein.

ARTICLE 2

ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

The Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except that the sequence of steps comprising the Arrangement shall occur in the order set forth herein unless otherwise indicated.

2.2	Effect of Plan of Arrangement

The Plan of Arrangement will, effective at the Effective Time, become effective and be binding on WBM, each of the WBM Subsidiaries, and the WBM Shareholders without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

ARTICLE 3

ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time the following transactions will occur and be deemed to occur in the following sequence without further act or formality:

(a)	Each WBM Common Share in respect of which a registered WBM Shareholder has exercised Dissent Rights and for which the registered WBM Shareholder is ultimately entitled to be paid fair value (each a “Dissent Share”) shall be repurchased by WBM for cancellation in consideration for a debt-claim against WBM to be paid the fair value of such WBM Share in accordance with Article 5 of this Plan of Arrangement and such Dissent Share shall thereupon be cancelled; and

(b)	WBM shall distribute to each WBM Shareholder:

(i)	the number of 651 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(ii)	the number of 652 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(iii)	the number of 653 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(iv)	the number of 655 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(v)	the number of 450 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(vi)	the number of 441 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(vii)	the number of 435 Common Shares equal to the product of the number of WBM Common Shares held and the Conversion Factor;

(collectively, the “Share Distribution”), and in connection with the Share Distribution:

(A)	the name of each WBM Shareholder shall be added to the central securities register for the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares received pursuant to the Share Distribution; and

(B)	an amount equal to the fair market value of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares as distributed on the Share Distribution shall be removed from the capital in respect of the WBM Common Shares; and

(c)	the Initial Common Shares held by WBM shall be cancelled without any payment therefor, and WBM shall be removed from the register of holders of the 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares.

3.2	No Fractional Shares

No fractional 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares shall be distributed by WBM to a WBM Shareholder on the Share Distribution. If WBM would otherwise be required to distribute to a WBM Shareholder an aggregate number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, that is not a round number, then the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares distributable to that WBM Shareholder shall be rounded down to the next lesser whole number (the “Round Down Provision”) and that WBM Shareholder shall not receive any compensation in respect thereof. Notwithstanding the foregoing, if the Round Down Provision would otherwise result in the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, distributable to a particular WBM Shareholder being rounded down from one to nil, then the Round Down Provision shall not apply and WBM shall distribute one 651 Common Share, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, to that WBM Shareholder.

3.3	Extinction of Rights

Any instrument or certificate which immediately prior to the Effective Time represented outstanding WBM Common Shares that were exchanged pursuant to Section 3.1 or an affidavit of loss and bond or other indemnity shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against WBM. On such date, the aggregate 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares, as applicable, to which the former WBM Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to WBM and shall be returned to WBM. None of WBM or the WBM Subsidiaries shall be liable to any person in respect of any amount for 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.4	Withholding

(a)	WBM and the WBM Subsidiaries, as the case may be, will be entitled to deduct and withhold from any Consideration otherwise payable to any WBM Shareholder under this Plan of Arrangement (including any payment to WBM Shareholders exercising Dissent Rights) such amounts as WBM or the WBM Subsidiaries are permitted or required to deduct and withhold with respect to such payment under the Tax Act and the rules and regulations promulgated thereunder, or any provision of any provincial, state, local or foreign tax Law as counsel may advise is permitted or required to be so deducted and withheld by WBM or the WBM Subsidiaries, as the case may be.

(b)	For the purposes of such deduction and withholding: (i) all withheld amounts shall be treated as having been paid to the person in respect of which such deduction and withholding was made on account of the obligation to make payment to such person hereunder; and (ii) such deducted or withheld amounts shall be remitted to the appropriate Authority in the time and manner permitted or required by the applicable Law by or on behalf of WBM or the WBM Subsidiaries, as the case may be.

3.5	Post-Effective Date Procedures

Following receipt of the Final Order and prior to the Effective Date, 651, 652, 653, 655, 450, 441 and 435 will forward to WBM and WBM Shareholders as of the Effective Date at WBM’s registered office or, in respect of the WBM Shareholders, the address specified in the register of WBM Shareholders or email provided to 651, 652, 653, 655, 450, 441 and 435, copies of certificates representing the number of 651 Common Shares, 652 Common Shares, 653 Common Shares and 655 Common Shares to be delivered to WBM or such WBM Shareholder under the Arrangement, unless WBM or the WBM Shareholders request original certificates representing the number of 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares to be delivered to WBM or such WBM Shareholder under the Arrangement, then, 651, 652, 653, 655, 450, 441 and 435 will deliver by registered mail (postage prepaid) or hand delivery to WBM and WBM Shareholders as of the Effective Date at WBM’s registered office or, in respect of the WBM Shareholders, the address specified in the register of WBM Shareholders.

3.6	Deemed Fully Paid and Non-Assessable Shares

All 651 Common Shares, 652 Common Shares, 653 Common Shares, 655 Common Shares, 450 Common Shares, 441 Common Shares and 435 Common Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

Subject to section 246 of the BCBCA and the terms, conditions, and restrictions set out in Article 4 of the Plan of Arrangement, there is hereby granted to each registered WBM Shareholder the right (the “Dissent Right”):

(a)	to dissent from the Arrangement Resolution; and

(b)	on the valid exercise of the Dissent Right in accordance with the Dissent Procedures, to be paid the fair market value of the registered WBM Shareholder’s WBM Common Shares by WBM.

4.2	Dissent Procedures

A registered WBM Shareholder who wishes to exercise the registered WBM Shareholder’s Dissent Right must:

(a)	do so in respect of all WBM Shares registered in the name of the registered WBM Shareholder;

(b)	comply with sections 242 and 244 of the BCBCA, as modified below; and

(c)	deliver a written notice of dissent to the office of WBM at 1900 – 1040 West Georgia Street, Vancouver, BC V6E 4H3 Attn: Jordan Gin, at least two Business Days before the day of the Arrangement Resolution is approved by WBM Shareholders,

(the “Dissent Procedures”).

4.3	Failure to Comply with Dissent Procedures

Each registered WBM Shareholder who fails to exercise the registered WBM Shareholder’s Dissent Right strictly in accordance with the Dissent Procedures will be deemed for all purposes to have:

(a)	failed to exercise the Dissent Right validly, and consequently to have waived the Dissent Right; and

(b)	thereby ceased to be entitled to be paid the fair market value of the registered WBM Shareholder’s WBM Common Shares.

4.4	Waiver of Dissent Right

Each registered WBM Shareholder who waives or is deemed to waive the registered WBM Shareholder’s Dissent Right or is otherwise for any reason ultimately not entitled to be paid the fair market value of the WBM Common Shares registered in the name of the registered WBM Shareholder by WBM pursuant to the Dissent Right, shall be deemed to have participated in the Arrangement.

ARTICLE 5

AMENDMENTS

5.1	Amendments

The Parties reserve the right to amend, modify and/or supplement this Plan of Arrangement from time to time at any time prior to the Effective Time provided that any such amendment, modification or supplement must be contained in a written document that is filed with the Court and, if made following the approval of the Arrangement Resolution, approved by the Court.

5.2	Effectiveness of Amendments Made Prior to the Approval of the Arrangement Resolution

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any of the Parties at any time prior to the approval of the Arrangement Resolution shall become part of this Plan of Arrangement for all purposes.

5.3	Effectiveness of Amendments Made Following the Approval of the Arrangement Resolution

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by any of the Parties after the approval of the Arrangement Resolution but prior to the Effective Time and any such amendment, modification or supplement which is approved by the Court shall be effective and shall become part of the Plan of Arrangement for all purposes.

SCHEDULE “C”

COURT DOCUMENTS

No. S ☐ 248035 Vancouver Registry In the Supreme Court of British Columbia MATTER F SECTION 288 OF THE BUSINESS CORPORATIONS ACT, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,

1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD. AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

ORDER MADE AFTER APPLICATION (INTERIM ORDER)

))
BEFORE	) ASSOCIATE JUDGE fb.lLRw i4t	) 22/NOV/2024
))

ON THE APPLICATION of the Petitioner, WBM Capital Corp. (the “Company”) coming on for hearing on November 22, 2024, without notice, for an Interim Order pursuant to section 291 of the Business Corporations Act, S.B.C. 2002, c. 57, as amended (the “BCBCA”) in connection with a proposed arrangement (the “Arrangement”) between the Company, 1507651 B.C. Ltd. (“651”), 1507652 B.C. Ltd. (“652”), 1507653 B.C. Ltd. (“653”), 1507655 B.C. Ltd. (“655”) 1510450 B.C. Ltd. (“450”), 1510441 B.C. Ltd. (“441”) and 1510435 B.C. Ltd. (“435”) to be effected on the terms and subject to the conditions set out in a plan of arrangement (the “Plan of Arrangement”);

AND ON HEARING Laura C. Morrison, counsel for the Petitioner, and upon reading the Petition to the Court herein and the Affidavit #1 of Carlo Rigillo sworn on November 18, 2024 (the “Supporting Affidavit”);

AND UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) as a basis for an exemption from the registration requirements thereof with respect to the issuance and exchange of securities under the proposed Plan of Arrangement based on the Court’s approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities in the exchange;

THIS COURT ORDERS THAT:

1.	The Petitioner may seek the approval by written consent of an arrangement resolution from Triforce Ventures, SA (“Triforce”), the sole shareholder of the Company, (the “Resolution”) authorizing, approving and adopting, with or without amendment, an arrangement (the “Arrangement”) and the plan of arrangement implementing the Arrangement (the “Plan of Arrangement”) substantially in the form attached as Schedule “D” to Exhibit 11811 of the Supporting Affidavit.

2.	Any requirement to give notice of or conduct a shareholder meeting under the BCBCA or applicable securities law is hereby waived.

3.	The Petitioner is authorized to make, in the manner contemplated by and subject to the Arrangement Agreement among the Company, 651, 652, 653, 655, 450, 441, 435 dated November 18, 2024 (the “Arrangement Agreement’’), such amendments, _revisions or supplements to the Arrangement Agreement, Arrangement or Plan of Arrangement, as it may determine.

4.	Subject to the terms of the Arrangement Agreement, unless the directors of the Petitioner by resolution determine to abandon the Arrangement, upon the approval of the Resolution by Triforce, the Petitioner may apply to this Court for a Final Order pursuant to section 291(4)(a) of the BCBCA approving the Arrangement, including the terms and conditions thereof and the issuances, exchanges and/or adjustments of securities contemplated therein.

5.	The hearing of the Petition for the Final Order (the “Petition”) is set down for hearing before the presiding Judge in Chambers at the courthouse at 800 Smithe Street, Vancouver, British Columbia, on December 12, 2024 at 9:45 a.m., or at such date and time as this Court may direct.

6.	The form of Notice of Petition attached to this Order as Schedule “A” is hereby approved as the form of notice of these proceedings.

7.	The shareholders of the Company or any other interested party seeking to appear and make submissions at the hearing of the application for the Final Order shall file and deliver a Response to Petition (a “Response”) in the form prescribed by the Supreme Court Civil Rules, together with a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner’s solicitors at:

Edwards, Kenny and Bray LLP

1900 - 1040 West Georgia Street

Vancouver, BC V6E 4H3

Attention: Laura C. Morrison

by or before 4:00 p.m. (Vancouver time) on December 9, 2024, or as the Court may otherwise direct.

8.	The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for the Petitioner and persons who have delivered a Response in accordance with this Interim Order.

9.	The Notice of Petition, this Interim Order, the Management Information Circular, and the Arrangement Agreement, will be sent to the shareholders of the Company by email transmission within one business day of the granting of this Interim Order.

10.	Sending the Notice of Petition and this Interim Order in accordance with paragraph 9 shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served in respect of these proceedings. In particular, service of the Petition herein and the accompanying Affidavit and additional Affidavits as may be filed is dispensed with.

11.	If the hearing of the Petition is adjourned, only those persons who have filed and delivered a Response in accordance with this Order need to be served by email with notice of the adjourned date and any filed materials.

12.	The Petitioner shall be entitled, at any time, to apply to vary this Order.

13.	The Petitioner shall have liberty to apply for such further orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for WBM Capital Corp. Laura C. Morrison

By the Court.

Registrar

No. S248035

Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD., 1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD. AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

NOTICE OF PETITION

To: The holders (the “Company Shareholders”) of outstanding common shares of WBM Capital Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Petitioner in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”) pursuant to the Business Corporations Act, S.B.C. 2002, c.57, as amended (the “BCBCA”).

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application pronounced by Associate Judge Bilawich on November 22, 2024 the Court has given directions for approval of the Arrangement by way of unanimous written consent to an arrangement resolution (the “Resolution”) by Triforce Ventures, SA, as the sole shareholder of the Company.

AND NOTICE IS FURTHER GIVEN that if the Resolution is approved by the Company Shareholders, the Petitioner intends to apply to the Court for a final order approving the Arrangement and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable (the “Final Order”), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on December 12, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the “Final Application”).

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is substantively and procedurally fair and reasonable to the Company Shareholders will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof with respect to the issuance and exchange of such securities under the proposed Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the Final Application, but only if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, and delivered a copy of the filed Response, together with all affidavits and other material upon which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submission, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on December 9, 2024:

The Petitioner’s address for delivery is:

Edwards, Kenny and Bray LLP

1900 – 1040 West Georgia Street

Vancouver, BC V6E 4H3

Attention: Laura C. Morrison

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend, either in person or by counsel, at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Company Shareholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Company Shareholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Estimated time required: 10 minutes

This matter is not within the jurisdiction of an Associate Judge.

Date: November 22, 2024

Signature of lawyer for WBM Capital Corp.

Laura C. Morrison

SCHEDULE A TO INTERIM ORDER

FORM OF NOTICE OF PETITION

No. SE 248035

Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,

1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD.AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

NOTICE OF PETITION

To:	The holders (the “Company Shareholders”) of outstanding common shares of WBM Capital Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Petitioner in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”) pursuant to the Business Corporations Act, S.B.C. 2002, c.57, as amended (the “BCBCA”).

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application pronounced by Associate Judge___________ on November 22, 2024 the Court has given directions for approval of the Arrangement by way of unanimous written consent to an arrangement resolution (the “Resolution”) by Triforce Ventures, SA, as the sole shareholder of the Company.

AND NOTICE IS FURTHER GIVEN that if the Resolution is approved by the Company Shareholders, the Petitioner intends to apply to the Court for a final order approving the Arrangement and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable (the “Final Order”), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on December 12, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the “Final Application”).

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is substantively and procedurally fair and reasonable to the Company Shareholders will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof with respect to the issuance and exchange of such securities under the proposed Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the Final Application, but only if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, and delivered a copy of the filed Response, together with all affidavits and other material upon which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submission, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on December 9, 2024:

The Petitioner’s address for delivery is:

Edwards, Kenny and Bray LLP

1900 - 1040 West Georgia Street

Vancouver, BC V6E 4H3

Attention: Laura C. Morrison

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend, either in person or by counsel, at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Company Shareholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Company Shareholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Estimated time required: 10 minutes

This matter is not within the jurisdiction of an Associate Judge. Date:

November 22, 2024

Signature of lawyer for WBM Capital Corp.

Laura C. Morrison

No. SE 248035

Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,

1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD. AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

ORDER MADE AFTER APPLICATION

[42271.002]

Laura C. Morrison

Edwards, Kenny & Bray LLP

Barristers and Solicitors

1900 - 1040 West Georgia Street

Vancouver, BC V6E 4H3

Tel: 604.689.1811

Fax: 604.689.5177

[LCM]

Agents: Dye & Durham

No. S248035

Vancouver Registry

In the Supreme Court of British Columbia

IN THE MATTER OF SECTION 288 OF THE BUSINESS CORPORATIONS ACT,

S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING

WBM CAPITAL CORP., 1507651 B.C. LTD., 1507652 B.C. LTD., 1507653 B.C. LTD.,

1507655 B.C. LTD., 1510450 B.C. LTD., 1510441 B.C. LTD. AND 1510435 B.C. LTD.

AND

WBM CAPITAL CORP.

PETITIONER

NOTICE OF PETITION

To: The holders (the “Company Shareholders”) of outstanding common shares of WBM Capital Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that a Petition to the Court has been filed by the Petitioner in the Supreme Court of British Columbia (the “Court”) for approval of a plan of arrangement (the “Arrangement”) pursuant to the Business Corporations Act, S.B.C. 2002, c.57, as amended (the “BCBCA”).

AND NOTICE IS FURTHER GIVEN that by an Interim Order Made After Application pronounced by Associate Judge Bilawich on November 22, 2024 the Court has given directions for approval of the Arrangement by way of unanimous written consent to an arrangement resolution (the “Resolution”) by Triforce Ventures, SA, as the sole shareholder of the Company.

AND NOTICE IS FURTHER GIVEN that if the Resolution is approved by the Company Shareholders, the Petitioner intends to apply to the Court for a final order approving the Arrangement and for a determination that the terms of the Arrangement are procedurally and substantively fair and reasonable (the “Final Order”), which application shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on December 12, 2024 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Court may direct (the “Final Application”).

NOTICE IS FURTHER GIVEN that the Court has been advised that, if granted, the Final Order approving the Arrangement and the declaration that the Arrangement is substantively and procedurally fair and reasonable to the Company Shareholders will serve as a basis of a claim for the exemption from the registration requirements of the United States Securities Act of 1933, as amended, set forth in Section 3(a)(10) thereof with respect to the issuance and exchange of such securities under the proposed Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the Final Application, but only if such person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition (“Response”) in the form prescribed by the Supreme Court Civil Rules, and delivered a copy of the filed Response, together with all affidavits and other material upon which such person intends to rely at the hearing of the Final Application, including an outline of such person’s proposed submission, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on December 9, 2024:

The Petitioner’s address for delivery is:

Edwards, Kenny and Bray LLP

1900 – 1040 West Georgia Street

Vancouver, BC V6E 4H3

Attention: Laura C. Morrison

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of “Response” as aforesaid. You may obtain a form of “Response” at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend, either in person or by counsel, at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Company Shareholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Company Shareholders upon request in writing addressed to the solicitors of the Petitioner at the address for delivery set out above.

Estimated time required: 10 minutes

This matter is not within the jurisdiction of an Associate Judge.

Date: November 22, 2024

Signature of lawyer for WBM Capital Corp.

Laura C. Morrison

SCHEDULE “D”

BCBCA Provisions

S. 237 – 247

S 237 Definitions and application

237 (1)In this Division:

“dissenter” means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

“notice shares” means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

“payout value” means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2)This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

S 238 Right to dissent

238 (1)A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company’s community purposes within the meaning of section 51.91, or

(iii) without limiting subparagraph (i), in the case of a benefit company, to alter the company’s benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1)A shareholder of a company, whether or not the shareholder’s shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i)the shareholder, if the shareholder is dissenting on the shareholder’s own behalf, and

(ii)each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder’s name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

S 239 Waiver of right to dissent

239     (1)A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder’s own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder’s name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder’s own behalf, the shareholder’s right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

S 240 Notice of resolution

240     (1)If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a)  a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection

(1) or (2), or was or is to be passed as a directors’ resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a)  a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

S 241 Notice of court orders

241   If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

S 242 Notice of dissent

242     (1)A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

(i) the date on which the shareholder learns that the resolution was passed, and

(ii)  the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(i) the name and address of the beneficial owner, and

(ii)  a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder’s name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

S 243 Notice of intention to proceed

243     (1)A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii)  the date on which the notice of dissent was received, or

(b)if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2)A notice sent under subsection (1) (a) or (b) of this section must

(a)  be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

S 244 Completion of dissent

244     (1)A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a)  a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

(ii)the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii)that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

S 245 Payment for notice shares

245     (1)A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2)A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a)  determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3)Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a)  pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter’s notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter’s notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

S 246 Loss of right to dissent

246  The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b)   the resolution in respect of which the notice of dissent was sent does not pass;

(c)    the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d)   the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e)    the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f)   a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g)   with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h)   the notice of dissent is withdrawn with the written consent of the company;

(i)   the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

S 247Shareholders entitled to return of shares and rights

247  If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b)the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c)the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

SCHEDULE “E”

INFORMATION CONCERNING WBM

The following information is provided by WBM Capital Corp. (“WBM” or the “Company”) and is reflective of the current business, financial and share capital position of WBM and includes certain information reflecting the status of WBM following the completion of the Arrangement. The following information should be read in conjunction with the disclosure provided in the management information circular to which this schedule is attached (the “Circular”). Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

SUMMARY DESCRIPTION OF BUSINESS

The Company is a BC corporation under the BC Business Corporations Act. The Common Shares of the Company were previously listed for trading on the Canadian Securities Exchange (CSE) under the symbol TIDL and the Company operated under the corporate name Tiidal Gaming Group Corp. Previously, the Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem. The Company completed the sale of the assets of Lazarus Esports Inc. to TGS Esports Inc. on November 7, 2022 and the sale of its Sportsflare division to Entain Holdings (UK) Limited on June 9, 2023. The Lazarus and Sportsflare sales represented a divestiture of the Company’s principal business assets. On December 15, 2023, the Company completed a substantial issuer bid to repurchase and cancel 83,256,650 Common Shares (representing approximately 95% of the Company’s then issued and outstanding Common Shares) for aggregate proceeds to tendering shareholders of $10,198,940. Following completion of the substantial issuer bid, the Company voluntarily delisted trading its Common Shares on the CSE. On July 10, 2024, the Company changed its corporate name from Tiidal Gaming Group Corp. to WBM Capital Corp. Recently, on October 4, 2024, the Company effected a share consolidation on the basis of one post consolidation share for every 6,000,000 pre-consolidation shares. No fractional shares were issued and as such, the shareholders who would otherwise hold a fractional interest in a common share following the consolidation (i.e. those who hold less than 6,000,000 pre-consolidation shares) were entitled to receive C$0.005 in cash for each pre-consolidation common share held. Following the consolidation, the Company only has one common share issued and outstanding.

On October 21, 2024, the Company incorporated four out of the seven Spinout Entities and then on November 6, 2024, the Company incorporated three additional Spinout Entities. In connection with the incorporations, the Company subscribed for one common share at a subscription price of $0.01 in each Spinout Entity. In addition, the Company loaned $7,000 to each Spinout Entity to provide it with working capital.

Presently, the Company has no significant assets or operations, other than its investments in the Spinout Entities, and intends to pursue potential acquisitions or other investment opportunities. It has not presently identified any potential acquisitions or investment opportunities.

The Company’s head office is located at 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

RECENT DEVELOPMENTS

None, other than the Consolidation and the proposed Arrangement.

BUSINESS OBJECTIVES

The Company is currently managing its investment portfolio and is investigating and evaluating business opportunities to either acquire or in which to participate.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in the Circular from documents filed with the various securities commissions or similar regulatory authorities in British Columbia, Ontario and Alberta. Copies of the documents incorporated herein by reference may be obtained on request without charge from WBM at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3 (telephone: 604-689-1811), and are also available electronically under WBM’s profile on SEDAR+ at www.sedarplus.ca. WBM’s filings through SEDAR+ are not incorporated by reference in the Circular, except as specifically set out herein.

The following documents filed by WBM with the securities commission or similar authorities in British Columbia, Ontario and Alberta are specifically incorporated by reference in, and form an integral part of, the Circular:

●	WBM’s audited financial statements for the financial year ended October 31, 2023, together with the auditor’s report thereon;

●	WBM’s management’s discussion and analysis of financial condition and results of operations for the year ended October 31, 2023;

●	WBM’s interim financial statements for the nine-month period ended July 31, 2024;

●	WBM’s interim management’s discussion and analysis of financial condition and results of operations for the nine-month period ended July 31, 2024; and

●	WBM’s management information circular dated March 7, 2024 (the “AGM Circular”) made in connection with the Company’s AGM containing the required annual disclosures required under NI 52-110 and NI 58-101.

●	WBM’s material change report dated February 23, 2024 and October 8, 2024.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that statement contained in the Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or superseded such statement. Any statement so modified or superseded shall not constitute a part of the Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has been modified or superseded a prior statement or include any other information set forth in the document that is modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission or any purposes that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement or a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement no misleading in light of the circumstances in which it is made.

AUTHORIZED AND ISSUED SHARE CAPITAL

As of the Record Date, November 18, 2024, the Company only has one issued and outstanding common share.

SELECTED FINANCIAL INFORMATION

The following information is taken from and should be read in conjunction with WBM’s interim financial statements for the nine-month period ended July 31, 2024 and audited financial statements for the financial year ended October 31, 2024, and related notes thereto available under WBM’s profile on SEDAR+. WBM’s financial statements were prepared on the basis of IFRS and are expressed in Canadian dollars.

Item	For the Nine-Month period ended July 31, 2024 (Unaudited)	For the financial year ended October 31, 2024 (Audited)
Revenue	Nil	Nil
Total Operating Expenses	$(512,401)	$(1,541,997)
Net Income (Loss)	$(436,775)	$8,936,416
Earnings (Loss) Per Share	$(0.02)	$0.10

MANAGEMENT’S DISCUSSION & ANALYSIS

The MD&A of the financial condition and results of operations of WBM for the nine-month period ended July 31, 2024 is incorporated by reference in this Circular and can be found under WBM’s profile on SEDAR+, and should be read in conjunction with WBM’s interim financial statements for the nine-month period ended July 31, 2024.

The MD&A of the financial condition and results of operations of WBM for the financial year ended October 31, 2023 is incorporated by reference in this Circular and can be found under WBM’s profile on SEDAR+, and should be read in conjunction with WBM’s audited financial statements for the financial year ended October 31, 2024.

CAPITALIZATION

Other than described below under “Prior Sales”, there have not been any material changes in the share and loan capital of WBM since the date of WBM’s most recently filed July 31, 2024 financial statements.

PRIOR SALES

On October 2, 3 and 16, 2019, the Company issued 380,000, 400,000, and 3,220,000 common shares respectively at $0.025 per common share for gross proceeds of $100,000.

On October 16, 2019, the Company issued 26,933,562 common shares at $0.02 per common share in exchange for debt of $528,671.

On June 2, 2020, the Company issued 443,742 common shares for cash consideration of $125,000.

On November 9, 2021, upon completion of a business combination, the Company completed the following transactions:

The Company converted subscription receipts that were previously issued for gross proceeds of $3,422,166 into units consisting of an aggregate of 6,844,331 common shares and 3,422,165 share purchase warrants. Subscription receipts with a fair value of $309,604 that were previously issued for financing charges in lieu of cash were converted into units which consisted of an aggregate of 346,890 common shares and 173,444 share purchase warrants. Each unit consisted of one common share and one-half of a share purchase warrant. Each full warrant allowed the holder to purchase an additional common share at an exercise price of $0.75 per common share and expired on November 9, 2023.

The Company issued 687,607 common shares and 343,800 share purchase warrants with an exercise price of $0.75 which expired on November 9, 2023, upon the conversion of outstanding convertible notes with a fair value of $270,961 into units consisting of one common share and one-half of a share purchase warrant. Each full warrant allowed the holder to purchase an additional common share at an exercise price of $0.75 and expired on November 9, 2023.

The Company issued an aggregate of 4,203,540 common shares pursuant to the RSUs issued and vested upon completion of the business combination. These common shares had an aggregate fair value of $4,203,540.

The Company issued 200,000 common shares to settle $100,000 in accounts payable. The estimated fair value of the common shares issued was $97,668.

On January 10, 2022, the Company issued 127,380 common shares pursuant to the exercise of certain options.

On January 12, 2022, the Company issued 63,690 common shares pursuant to the exercise of certain options.

On January 31, 2022, the Company issued 112,136 common shares with a fair value of $30,277 to settle $56,068 in debt. The Company recognized a gain of $25,791 on the debt settlement.

On June 1, 2022, the Company issued an aggregate of 500,000 common shares of the Company from the exercise of warrants of the Company with an exercise price of $0.16 per warrant.

On June 7, 2022, the Company issued an aggregate of 125,000 common shares from the exercise of warrants of the Company with an exercise price of $0.16 per warrant for gross proceeds of $20,000.

On July 7, 2022, the Company issued an aggregate of 612,373 common shares from the exercise of warrants of the Company with an exercise price of $0.16 per warrant. $64,080 was received in cash and $33,900 was paid through the settlement of accounts payable.

On September 20, 2022, the Company closed the second tranche of a non-brokered private placement offering of units consisting of 5,619,051 units at a price of $0.10 per unit for aggregate gross proceeds of $561,905.10. Each unit was comprised of one common share and one common share purchase warrant exercisable at $0.15 per common share for a period of 36 months from the date of issuance.

On October 12, 2022, the Company closed the second tranche of a non-brokered private placement offering of units consisting of 1,331,550 units at a price of $0.10 per unit for aggregate gross proceeds of $695,060.10. Each unit was comprised of one common share and one common share purchase warrant exercisable at $0.15 per common share for a period of 36 months from the date of issuance.

On November 29, 2022, the Company closed a non-brokered private placement offering of units consisting of 2,961,907 units at a price of $0.10 per unit for aggregate gross proceeds of $296,190.70. Each unit was comprised of one common share and one common share purchase warrant exercisable at $0.15 per common share for a period of 36 months from the date of issuance.

On June 9, 2023, the Company issued 2,000,000 to the Company’s Chief Executive Officer pursuant to the vesting of restricted share units held by the Company’s Chief Executive Officer. The Company also issued 1,910,700 common shares to Tiidal Gaming NZ Limited in satisfaction of certain earn out entitlements achieved pursuant to an asset purchase agreement dated December 14, 2020, as amended September 24, 2021.

On February 16, 2024, the Company issued 800,000 common shares at a deemed price of $0.05 per share as full and final payment of debt in the aggregate amount of $40,000 for certain unpaid remuneration for services performed by the Company’s Chief Executive Officer and a consultant of the Company.

On July 10, 2024, the Company closed a non-brokered private placement financing of 6,000,000 common shares at a price of $0.005 per share for gross proceeds of $30,000.

On October 4, 2024, the Company effected a share consolidation on the basis of one post consolidation share for every 6,000,000 pre-consolidation shares. No fractional shares were issued and as such, the shareholders who would otherwise hold a fractional interest in a common share following the consolidation (i.e. those who hold less than 6,000,000 pre-consolidation shares) were entitled to receive C$0.005 in cash for each pre-consolidation common share held. Following the consolidation, the Company only has one common share issued and outstanding.

TRADING PRICE AND VOLUME

There is no published market for the Common Shares.

EXECUTIVE COMPENSATION

See “Executive Compensation” section in the AGM Circular.

INTEREST OF EXPERTS

MNP LLP, Chartered Professional Accountants, is the auditor of WBM and is independent of WBM within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.

SCHEDULE “F”

WBM AUDITED FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE

FINANCIAL YEAR ENDED OCTOBER 31, 2023

TIIDAL GAMING GROUP CORP.

(FORMERLY GTA FINANCECORP INC.)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED OCTOBER 31, 2023, AND 2022

(EXPRESSED IN CANADIAN DOLLARS)

Independent Auditor’s Report

To the Shareholders of Tiidal Gaming Group Corp.:

Opinion

We have audited the consolidated financial statements of Tiidal Gaming Group Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at October 31, 2023 and October 31, 2022, and the consolidated statements of net income (loss) and other comprehensive income (loss), shareholders’ equity (deficiency) and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at October 31, 2023 and October 31, 2022, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which indicates that the Company incurred a loss from continuing operations during the year ended October 31, 2023 and, as of that date, had an accumulated deficit. As stated in Note 2, these events or conditions, along with other matters as set forth in Note 2, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Except for the matter described in the Material Uncertainty Related to Going Concern section, we have determined that there are no other key audit matters to communicate in our report.

MNP LLP

50 Burnhamthorpe Road West, Suite 900, Mississauga ON, L5B 3C2	T: 416.626.6000 F: 416.626.8650

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Blair Michael Mabee.

Mississauga, Ontario	Chartered Professional Accountants

February 8, 2024	Licensed Public Accountants

50 Burnhamthorpe Road West, Suite 900, Mississauga, Ontario, L5B 3C2 T: 416.626.6000 F: 416.626.8650 MNP.ca

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Consolidated Statements of Financial Position

As at October 31, 2023 and October 31, 2022

(Expressed in Canadian Dollars)

	Note	October 31, 2023	October 31, 2022

ASSETS
Current assets
Cash		$79,265	$16,223
Trade and other receivables	6, 15	436,936	302,229
Prepaid expenses and deposits		11,667	37,238
Short-term investments	5	10,600,000	—
		11,127,868	355,690
Equipment	8	—	15,338
Right-of-use-assets	9	—	152,113
Intangible assets	10	—	1,573,222
Total assets		$11,127,868	$2,096,363

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and other liabilities	11	$219,760	$984,740
Lease liabilities		—	47,546
		219,760	1,032,286
Lease liability		—	95,664
Government loan payable	13	39,250	35,044
Total liabilities		259,010	1,162,994

Shareholders’ equity
Share capital	14	13,572,500	12,790,672
Reserves	14	4,166,666	3,454,882
Shares to be issued	14	—	667,880
Accumulated other comprehensive loss		(5,419)	(178,760)
Accumulated deficit		(6,864,889)	(15,801,305)
Total shareholders’ equity		10,868,858	933,369

Total liabilities and shareholders’ equity		$11,127,868	$2,096,363

Nature of Operations and Going Concern (Note 1, 2)

Discontinued Operations (Note 22)

Subsequent Events (Note 24)

Approved and Authorized by the Board on February 8, 2024:

“Carlo Rigillo”________________________________ Director                           “Fraser Hartley”________________________ Director

The accompanying notes are an integral part of these consolidated financial statements.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Consolidated Statements of Net Income (Loss) and Comprehensive Income (Loss)

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

	Years ended October 31,
	Note	2023	2022
Operating expenses
General and administrative	15, 16	$742,978	$1,166,580
Advertising and promotion		25,797	133,826
Consulting		18,115	182,708
Management fees	15	175,933	177,200
Bad debt (recovery)	6	(725)	9,619
Depreciation of equipment	8	362	5,572
Share-based payments	14, 15	578,725	2,268,154
Amortization		812	3,610
Total operating expenses		1,541,997	3,947,269

Loss before other items		(1,541,997)	(3,947,269)
Other items
Gain on settlement of debt		—	28,123
Foreign exchange gain		28,783	4,135
Income from government assistance		—	32,942
Gain on write-off of accounts payable		—	16,632
Impairment of property and equipment		—	(6,972)
Loss on disposal of equipment		(2,087)	—
Interest income	5	219,294	1,010
Finance charges (recovery)		(9,367)	(13,297)
Listing expense	7b	—	(1,278,386)
Net loss from continuing operations		$(1,305,374)	$(5,163,064)
Net income from discontinued operations	22	10,241,790	(2,255,882)
Net income (loss)		8,936,416	(7,418,964)
Other comprehensive income
Foreign currency translation adjustment		173,341	(249,919)
Comprehensive income (loss) for the year		9,109,757	(7,668,883)

Weighted average number of common shares outstanding	17	84,693,987	72,799,126
Basic and diluted earning (loss) per share from continuing operations	17	$(0.02)	$(0.07)
Basic and diluted earning (loss) per share from discontinued operations	17	$0.12	$(0.03)
Basic and diluted earning (loss) per share	17	$0.10	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCE CORP INC.)

Consolidated Statements of Cash Flows

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

	2023	2022

Operating activities
Net loss from continuing operations	$(1,305,374)	$(5,163,064)
Adjustments for non-cash items:
Depreciation of equipment	362	55,572
Amortization of intangible asset	812	3,610
Non-cash listing expense	—	1,228,025
Share-based payments	578,725	2,268,154
Impairment of equipment	—	6,972
Government assistance income	—	(32,924)
Accretion expense	4,206	9,248
Gain on settlement of debt	—	(28,123)
Gain on settlement of accounts payable	—	(16,632)
Unrealized foreign exchange	44,576	(167)
Changes in non-cash working capital items:
Trade and other receivables	(186,637)	(205,808)
Prepaid expenses and deposits	18,442	(13,922)
Accounts payable and other liabilities	(280,106)	(266,622)
Deferred revenue	—	(6,765)
Net cash used in operating activities	(1,124,994)	(2,212,464)
Net cash used in discontinued operations	(1,607,311)	(1,724,030)

Investing activities
Cash acquired from acquisition of GTA Financecorp	—	9,434
Purchase of short-term investment	(10,600,000)	—
Proceeds from sale of subsidiary	11,871,686	—
Loss on disposal of property and equipment	2,087	—
Acquisition of property and equipment	—	(2,632)
Net cash from investing activities	1,273,773	6,802
Net cash used in investing activities in discontinued operations	(6,960)	(16,106)
Financing activities
Cash released from escrow on completion of RTO	—	3,257,408
Repurchase of Tiidal common shares	—	(30,000)
Share issuance costs	(49,184)	(36,213)
Proceeds from share issuance	202,960	897,443
Proceeds from share issuance costs reimbursement	—	11,376
Proceeds from issuance of promissory notes	—	(38,000)
Net cash provided by financing activities	153,776	4,062,014
Net cash provided by (used in) financing activities in discontinued operations	1,373,215	(87,075)

Effect of foreign exchange on cash	1,543	(35,841)
Net change in cash	63,042	(6,700)
Cash, beginning of year	16,223	22,923
Cash, end of year	$79,265	$16,223

Supplemental Disclosures with Respect to Cash Flows (Note 18)

The accompanying notes are an integral part of these consolidated financial statements.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Consolidated Statement of Shareholders’ Equity (Deficiency)

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

	Note	Number of Shares	Share Capital $	Shares to be Issued $	Reserves $	Accumulated Other Comprehensive Loss $	Accumulated Deficit $	Total Shareholders’ Equity $
Balance, October 31, 2021		56,368,831	6,078,510	767,878	2,129,832	71,159	(8,382,341)	665,038
Shares issued for GTA RTO	14	3,279,996	1,257,466	—	3,421	—	—	1,260,887
Share issuance costs	14	346,886	(505,881)	—	25,691	—	—	(480,190)
Share-based payments	14	—	—	—	2,268,154	—	—	2,268,154
Stock options exercised	14	191,070	68,785	—	(38,214)	—	—	30,571
Shares issued for debt settlement	14	312,136	181,817	—	—	—	—	181,817
Shares issued for warrants exercised	14	1,237,373	420,707	—	(222,727)	—	—	197,980
Repurchase of Tiidal shares	14	(191,070)	(30,000)	—	—			(30,000)
Shares issued on exercise or RSU	14	4,203,540	1,649,967	(99,998)	(1,549,969)			—
Shares issued for convertible debt	14	687,607	271,195	—	—			271,195
Shares issued for cash	14	13,794,932	3,398,106	—	838,694			4,236,800
Foreign currency translation		—	—	—	—	(249,919)	—	(249,919)
Net loss		—	—	—	—	—	(7,418,964)	(7,418,964)
Balance, October 31, 2022		80,231,301	12,790,672	667,880	3,454,882	(178,760)	(15,801,305)	933,369

Balance, October 31, 2022		80,231,301	12,790,672	667,880	3,454,882	(178,760)	(15,801,305)	933,369
Share-based payments	14	—	—	—	578,725	—	—	578,725
Shares issued for cash	14	2,961,907	296,191	—	—	—	—	296,191
RSU grant to CEO	14, 15	2,500,000	200,000	—	(200,000)	—	—	—
Sportsflare Milestone shares	14	1,910,700	334,821	(334,821)	—	—	—	—
Share issuance costs	14	—	(49,184)	—	—	—	—	(49,184)
Reclassify Revenue Milestone shares	14	—	—	(333,059)	333,059	—	—	—
Foreign currency translation		—	—	—	—	173,341	—	173,341
Net income		—	—	—	—	—	8,936,416	8,936,416
Balance, October 31, 2023		87,603,908	13,572,500	—	4,166,666	(5,419)	(6,864,889)	10,868,858

The accompanying notes are an integral part of these consolidated financial statements.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

1.	Nature of Operations

Tiidal Gaming Group Corp. (formerly GTA Financecorp Inc.) (the “Company” or “Tiidal Corp.”) was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on August 9, 2006. On November 9, 2021, the Company changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp. The address of the Company’s head, principal, and registered office is located at 365 Bay Street, Suite 800, Toronto, Ontario M5H 2V1. The Company’s shares were listed on the TSX Venture Exchange until February 8, 2019, at which time the shares were delisted at the request of the Company. On November 17, 2021, the Company commenced trading of its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol TIDL. On April 11, 2022, the Company commenced trading of its common shares on the OTCQB Venture Market (“the OTCQB”) under the symbol TIIDF. On April 26, 2023, the trading of the Company’s common shares was relegated from the OTCQB to OTC Pink.

On November 9, 2021, the Company completed a transaction that resulted in a reverse takeover (“GTA RTO”) of the Company by the shareholders of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.) (“Tiidal Inc.”). See Note 7c. The Company changed its name to “Tiidal Gaming Group Corp.” and effect a consolidation of the common shares on the basis of 11.2678 pre-consolidation common shares into one new post-consolidation common shares. Tiidal Inc., was incorporated under the Business Corporations Act of Ontario on October 22, 2018. Tiidal Inc. amalgamated with 2852773 Ontario Inc. (“GTA Subco”) prior to completion of the GTA RTO transaction on November 9, 2021.

The Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem, including its former wholly-owned subsidiary, Tiidal Gaming NZ Limited (“Tiidal NZ”), incorporated on November 23, 2020 under the Companies Act 1993 in New Zealand and doing business as Sportsflare, which has developed a robust odds feed and advanced betting solutions for sportsbooks and online betting companies, and its subsidiary Lazarus Esports Inc. (“Lazarus Esports”), a Canadian leader and globally recognized competitive esports organization, incorporated under the Business Corporations Act of Ontario on May 19, 2019. The Company completed the sale of the assets of Lazarus Esports to TGS Esports Inc. on November 7, 2022. The financial results for Lazarus Esports are reflected in discontinued operations. On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations.

On October 30, 2023, the Company announced that its Board of Directors has concluded its previously announced strategic review process and has determined it is in the best interest of the Company to return capital to its shareholders by way of substantial issuer bid (the “Offer”) to be completed no earlier than December 7, 2023. On December 15, 2023, the Company completed the Offer and purchased for cancellation 83,256,650 common shares at a price of $0.1225 per share for aggregate purchase price of $10,198,940. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding shares.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

2.	Going Concern

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon its ability to identify an appropriate business for acquisition or investment to generate profits and positive cash flows from operations in order to cover its operating costs. There is no assurance that the business will be profitable.

The Company’s accumulated deficit was $6,864,889 at October 31, 2023 (October 31, 2022 – $15,801,305) and its cash flow used in operations was $1,124,994 (October 31, 2022 - $2,212,464). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

These consolidated financial statements do not give effect to any adjustments required to realize its assets and discharge its liabilities in other than the normal course of business and amounts different from those reflected in the accompanying consolidated financial statements. These adjustments could be material.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company assessed the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. The Company will continue to be dependent on external equity financing to fund its activities. Management reviews its capital management approach on an ongoing basis and believe this approach is reasonable.

3.	Basis of Presentation

Statement of Compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Financial Reporting Standards (“IFRS”) as issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on February 8, 2024.

Basis of Presentation

The consolidated financial statements of the Company have been prepared on an accrual basis and on the historical cost basis except for certain financial instruments which are measured at fair value. The consolidated financial statements are presented in Canadian dollars, which is the functional currency for all entities of the consolidated group, except for the Space Esports and Tiidal NZ subsidiaries, which have the U.S. dollar and New Zealand dollar as its functional currency, respectively.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

3.	Basis of Presentation (continued)

Basis of Consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly owned subsidiaries:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method
Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Consolidation
Lazarus Esports Inc.	Canada	Canadian dollars	Consolidation
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Consolidation
Space Esports Inc.	United States	U.S. dollars	Consolidation
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Consolidation until June 8, 2023

4.	Significant Accounting Policies

Revenue recognition

The Company determines revenue recognition through the following steps: a) identification of the contract with a customer; b) identification of the performance obligations in the contract; c) determination of the transaction price; d) allocation of the transaction price for the performance obligations in the contract; and e) recognition of revenue when the Company satisfies a performance obligation.

The Company’s revenue is comprised of esports winnings by players under contract with the Company, sponsorships, betting solutions revenue, and other revenue.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Revenue recognition (continued)

The Company earns esports prize winnings revenue from various esports tournaments and competitions that the Company’s teams enter into. Prize winnings revenue is recognized at a point in time at the completion of each competition or league season. No revenue was recognized if there were significant uncertainties regarding the amount or recovery of the consideration due, the costs incurred or to be incurred could not be measured reliably, or there was continuing management involvement with the services.

The Company earns revenue from Software-as-a-Service (“SaaS”) agreements with customers in the betting industry, on a subscription basis. Upon receiving payment from the customer, the Company will have the contractual obligation to provide the access to its proprietary intellectual property (“IP”) over the course of the period stipulated in the agreement and the customer will have the ability to use the Company’s IP for the stipulated period.

As performance obligations are satisfied over time, revenue is recognized using a method of transfer that depicts the Company’s performance or using the “as-invoiced” practical expedient, when applicable and ends only when the period in the agreement ends. The Company recognizes revenue from SaaS subscriptions ratably over the term of the subscription.

The Company earns sponsorship revenue by endorsing products. Sponsorship revenue is recognized over time as the performance obligations per the contract of the Company are satisfied and the services are provided to the customer. Payments received in excess of the revenue recognized on a contract are recorded as deferred revenue. Amounts are billed as defined by individual contracts. Billings rendered in advance of performance under contracts are recorded as deferred revenue. Some agreements contain revenue sharing terms whereby the Company is entitled to a percentage of revenue earned by the customer. This revenue is calculated and recognized on a monthly basis.

Gross versus net revenue

Third party arrangements are evaluated to determine whether the Company acts as the principal or agent under the specific terms of each arrangement. To the extent that the Company acts as the principal in an arrangement, revenues are reported on a gross basis; revenue and expenses are recognized in their respective financial statement line items. Conversely, if the Company acts as the agent, revenues are reported on a net basis; revenues are presented net of any expenses.

Determination of principal or agent classification is based on an evaluation of whether the nature of the Company’s promise is a performance obligation to provide specific goods or services to the customer (principal), or simply arrange for those goods and services to be provided to the customer by a third party (agent). The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Gross versus net revenue (continued)

The Company evaluates whether it is acting as principal or agent. The Company reports prize winnings revenue on a gross basis as the Company controls the participation of players under contract in tournaments and leagues. Recording revenue on a gross basis is evidenced by the Company’s ability having a level of discretion in establishing pricing.

Cost of sales

Cost of sales consists of the share of tournament or league prize winnings paid to the players and coaches as per the contracts between the Company and the players and coaches. Cost of sales also includes sales commission paid on sponsorship revenue.

Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.), Lazarus Esports Inc. and Tiidal Gaming Canada Inc., is the Canadian dollar. The functional currency of Space Esports Inc. is the United States dollar, and the functional currency of Tiidal NZ is the New Zealand dollar.

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive income (loss) included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income (loss) in the translation reserve.

Share Capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued) Share Capital (continued)

Depending on the terms and condition of each financing agreement, the warrants are exercisable into additional common shares prior to expiry at a price stipulated by the agreement. Warrants that are part of units are accounted for using the residual method, following an allocation of the unit price to the fair value of the common shares that were concurrently issued. Warrants that are issued as payment for an agency fee or other transaction costs are accounted for as share-based payments.

Commissions paid to agents and other share issue costs are charged directly to share capital.

Share-based payments

Equity-settled share-based payments to employees are measured at the fair value of the instruments at the grant date and recognized in expense over the vesting periods. Equity-settled share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services received cannot be reliably measured. Non-employee share-based payments are recognized in expense at the date the goods or services are received. The corresponding amount is recorded to reserves. Upon the exercise of stock options, consideration received on the exercise is allocated to share capital and the related amount previously recognized for the issuance of the option remains in reserves.

The fair value of options is determined using the Black-Scholes Option Pricing Model on the date of the grant, based on certain assumptions.

The fair value of equity settled RSUs is measured at the grant date based on the fair value of the Company’s common shares on that date, each tranche is recognized using the graded vesting method over the period during which the RSUs vest. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of RSUs that are expected to vest.

All RSUs are recognized in the consolidated statements of net loss and comprehensive loss as an expense over the vesting period with a corresponding increase in equity reserves in the consolidated statement of financial position.

Income taxes and deferred income taxes

Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Income taxes and deferred income taxes (continued)

Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Trade receivables

Trade receivables, net of allowances, are stated at the amount the Company expects to collect. Trade receivables are recognized initially at fair value less expected credit losses based on management’s review of year end receivables, and do not bear any interest. A provision for expected credit losses is generally made when there is objective evidence that the Company will not be able to collect the amounts due according to original payment terms or when there are indications of collection issues related to specific customers. The amount of the impairment loss on a financial asset measured at amortized cost is the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and are applied against trade receivables through a loss allowance account.

Equipment

Equipment is recorded at cost less accumulated depreciation and impairment losses. The Company provides for depreciation using the following methods at rates designed to depreciate the cost of the equipment over the period of expected useful life. A half year of depreciation is recorded in the year of acquisition. No depreciation is recorded in the year of disposal. The estimated useful lives of assets are reviewed by management and adjusted if necessary. The annual depreciation rates and methods are as follows:

Asset	Rate	Basis
Computer equipment	55%	Declining balance
Furniture and equipment	20%	Declining balance

Depreciation methods, useful lives and residual values are reviewed annually and adjusted, if required. These assets are subject to impairment testing as described below.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses.

Intangible assets are amortized using the straight-line method over their estimated useful lives. A half year of amortization is recorded in the year of acquisition. The estimated useful life of intellectual property is ten years. Amortization expense is included in the consolidated statements of net income (loss) and comprehensive income (loss).

The useful lives of the intangible assets are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to impairment testing as described below.

Impairment testing of intangible assets and equipment

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company had cash generating units. All long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the assets or cash-generating unit’s carrying amount exceeds its recoverable a mount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the cash-generating unit and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. Discount factors have been determined for the cash-generating unit and reflect its risk profile as assessed by management.

Impairment losses for the cash-generating unit reduce first the carrying amount of any goodwill allocated to that cash-generating unit, with any remaining impairment loss charged pro rata to the other assets in the cash-generating unit. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal or its value in use and zero. With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent of the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition, the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company’s financial assets and liabilities are classified as follows:

Asset or liability	Classification
Cash	FVTPL
Short-term investments	FVTPL
Trade and other receivables	Amortized cost
Accounts payable and other liabilities	Amortized cost
Government loan payable	Amortized cost

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Financial assets are classified as follows:

●	Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of trade and other receivables.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued) Financial instruments (continued) Financial assets (continued)

Financial assets are classified as follows: (continued)

●	Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●	Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets measured at fair value through profit or loss consists of cash and short-term investments.

●	Designated at fair value through profit or loss – On initial recognition, The Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. The Company does not hold any financial assets designated to be measured at fair value through profit or loss.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed, and information is provided to management. Information considered in this assessment includes stated policies and objectives.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial instruments (continued)

Financial assets (continued)

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a provision for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Financial liabilities (continued)

Income (loss) per share (continued)

For the years ended October 31, 2023, and 2022, potentially dilutive common shares issuable upon the exercise of conversion option related to warrants and options were not included in the computation of income (loss) per share because their effect was anti-dilutive.

Leases

The Company adopted IFRS 16, Leases (“IFRS 16”) as of October 22, 2018, which replaced IAS 17, Leases. IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model, requiring lessees to recognize right-of-use assets and lease liabilities for all major leases.

The Company assesses at the inception of contract, whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred.

The right-to-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payment arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Discontinued operations/disposal group held for sale

Discontinued operations are reported when a component of the Company, representing a separate major line of business or area of operations with clearly distinguishable cash flows, has been disposed of or is held for sale. Classification as a discontinued operation occurs upon disposal or when the operation meets the criteria to be classified as held for sale, if earlier. In accordance with IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations” (“IFRS 5”), discontinued operations are reported as a separate element of net income or loss on the consolidated statements of net income (loss) and comprehensive income (loss) for both the current and comparative periods. When a disposal group is classified as held for sale, assets and liabilities are aggregated and presented as separate line items, respectively, on the consolidated statement of financial position. Comparative periods are not restated on the consolidated statement of financial position. Assets held for sale are not depreciated and are measured at the lower of carrying value and fair value less costs to sell.

New accounting pronouncements issued but not yet effective

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has determined that there are no new standards that are relevant to the Company.

Critical Accounting Estimates and Judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the application of policies and reported amounts of assets and liabilities, and income and expenses.

These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

(i)	Use of critical accounting estimates and assumptions

Estimated useful lives of equipment and intangible assets

Estimates of the useful lives of property and equipment and intangible assets are based on the period over which the assets are expected to be available for use. The estimated useful lives are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence, and legal or other limits on the use of the relevant assets. In addition, the estimation of the useful lives of the relevant assets may be based on internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of the property and equipment would increase the recorded expenses and decrease the non-current assets.

Income taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such difference will affect the tax provisions in the period in which such determination is made.

Right of-use-asset and lease liability

The right-of-use asset and lease liability is measured by discounting the future lease payments at an incremental borrowing rate. The incremental borrowing rate is an estimated rate the Company would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The Company also estimated there is a 90% probability that it will use its lease renewal term option.

Share-based payments

The fair value of share-based payments is calculated using the Black-Scholes option pricing model. The main assumptions used in the model include the estimated fair value of the common shares, estimated life of the option, the expected volatility of the Company’s share price (using historical volatility of similar publicly traded companies as a reference), the expected dividends, the expected forfeiture rate, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction given that there is no market for the options, and they are not transferable.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Listing expense

The listing expense has been calculated using an estimated common share value of Tiidal Inc. of $0.3834 as at November 9, 2021. The fair value of the common shares was estimated based on the price of $0.50 per unit in the subscription receipt financing in connection with the GTA RTO and estimating the value of the warrants issued from the subscription receipt financing to have a fair value of $0.1166 per one-half warrant using the Black-Scholes option pricing model. The options were valued using the following assumptions: estimated volatility of 150%, risk free interest rate of 0.47%, expected life of 2 years, exercise price ranging from $0.75, and share price of $0.3834.

(ii)	Judgments

Indicators of impairment and testing of equipment and intangible assets

Management applies significant judgment in its assessment and evaluation of asset or cash generating units at each reporting date to determine whether there are any indications of impairment. The Company considers both internal and external sources of information when making the assessment of whether there are indications of impairment for the Company’s equipment and intangible assets.

External sources of information considered are changes in the Company’s economic, legal, and regulatory environment, which it does not control, but affect the recoverability of its assets. Internal sources of information the Company considers include the manner in which equipment and intangible assets are being used or are expected to be used and indications of economic performance of the assets. Changes in any of the assumptions or estimates used in determining the fair values could impact the impairment analysis.

Revenue recognition

The revenue standard sets out a five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. Management exercises judgment when taking into consideration the relevant facts and circumstances when applying each step of the model to contracts with customers.

Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it has promised to provide the specified service itself (as principal) or to arrange for the specified service to be provided by another party (as an agent). This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

4.	Significant Accounting Policies (continued)

Assessment of going concern

These consolidated financial statements have been prepared on a basis which assumes the Company will continue to operate for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether this assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, 12 months from the end of the reporting period.

This assessment is based upon planned actions that may or may not occur for a number of reasons including the Company’s own resources and external market conditions.

5.	Short-term Investments

On June 13, 2023, the Company transferred a total of $10,600,000 into guaranteed investment certificates (“GICs”) bearing interest at an annualized rate of 5.30%. The GICs mature on December 10, 2023. For the year ended October 31, 2023, the Company recorded interest receivable of $217,024 (October 31, 2022 – $nil).

6.	Trade and Other Receivables

Trade and other receivables consist of the following:

	October 31, 2023	October 31, 2022
Trade receivables	$—	$58,054
Other receivables	4,446	—
Expected credit losses	—	(9,619)
GST/HST receivable	215,466	251,242
Interest receivable (Note 5)	217,024	—
Advances to an officer (Note 15)	—	2,552
	$436,936	$302,229

During the year ended October 31, 2023, the Company recorded a recovery of bad debt expense of $725 (October 31, 2022 - $9,619) on trade receivables and recorded a provision for expected credit losses.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions

a)	Subscription Receipt Financing

An agreement entered in on July 12, 2021, between the Company, Tiidal Inc., and GTA Subco for the proposed GTA RTO (Notes 1, 7b) was subject to the completion of the following by Tiidal Inc.:

●	A best-efforts private placement of up to 11,500,000 Tiidal Inc. subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of up to $5,500,000.

●	On July 13, 2021, Tiidal Inc. closed a non-brokered financing of 3,576,361 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,788,181 and a brokered financing of 2,971,000 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,485,500. Tiidal Inc. will split its common shares on the basis of one pre-share split Tiidal Inc. common share for 1.2738 post-share split Tiidal Inc. common share. Each subscription receipt will, upon satisfaction of the escrow release conditions, be automatically converted into one unit of the Company, with each unit being comprised of one post-share split common share and one-half of one post-share split warrant.

●	Each warrant will entitle the holder to purchase one post-share split common share for a period of 24 months following the conversion date at a price of $0.75.

●	On July 13, 2021, $3,257,408 was transferred to TSX Trust Company to be released upon the satisfaction of escrow conditions, including the GTA RTO transaction (Note 7b).

●	Tiidal Inc. issued 346,890 subscription receipts to the agents in connection with the financing and issued 457,970 compensation stock options to the agents upon satisfaction of the escrow conditions. Each compensation stock option will be exercisable for one post-share split common share or one Resulting Issuer Share (subject to any necessary adjustments), as applicable, $0.50 for a period of 24 months following the satisfaction of the escrow release conditions.

●	As at October 31, 2021, $136,159 in finance fees and $28,600 in HST were paid directly from the gross proceeds to agents in the private placement and $173,445 in financing charges were paid through 346,890 subscriptions in lieu of cash. During the year ended October 31, 2023, the Company paid $nil (2022 - $14,134) in finance fees.

●	Tiidal Inc. granted 457,970 compensation stock options which are exercisable within two-and-a-half years from the date of grant at an exercise price of $0.50 per share. The options were valued on the date of issue using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, discount rate of 0.47%, expected volatility of 150% and an expected life of 2.5 years. The value attributed to these options was $171,439.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions (continued)

b)	GTA Financecorp Inc. Reverse Takeover

●	On October 7, 2021, Tiidal Inc. closed the second tranche of a non-brokered financing of 296,970 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $148,485. The subscription receipts have the same terms and escrow conditions as the first tranche which closed on July 13, 2021, as noted above. $148,485 in gross proceeds from the second tranche of the subscription financing were transferred to TSX Trust to be released upon the satisfaction of escrow release conditions. In connection with the subscription receipt financing, a finder’s fee was paid through the issuance of 346,890 shares for an aggregate fair value of $173,445 and paid an aggregate of $321,868 in cash.

●	The automatic conversion of all issued and outstanding Tiidal Inc. convertible notes into new Tiidal Inc. common shares and Tiidal Inc. warrants (on a post-Tiidal Inc. share split basis) pursuant to the terms set out on the convertible note certificates; and

●	The automatic vesting of all issued and outstanding Tiidal Inc. RSUs into new Tiidal Inc. common shares pursuant to the terms set out in their respective RSU agreements.

The GTA RTO was completed pursuant to the terms of a business combination agreement dated July 12, 2021 (the “Definitive Agreement”), among the Company, Tiidal Inc., and GTA Subco.

On November 9, 2021, the GTA RTO transaction closed in which 95.43% of the shares of the combined entity of the Company are held by the former shareholders of Tiidal Inc. The subscription receipts and convertible notes converted into common shares and warrants of Tiidal Inc. which were then exchanged for common shares and warrants of the Company. As a result, the former shareholders of Tiidal Inc. acquired control of the Company, thereby constituting a reverse takeover of the Company. This is considered a purchase of the Company’s net assets by the shareholders of Tiidal Inc.The GTA RTO is accounted for in accordance with guidance provided in IFRS 2 Share-Based Payments (“IFRS 2”) and IFRS 3 Business Combinations (“IFRS 3”).

For accounting purposes, the acquisition is considered to be outside the scope of IFRS 3 since Tiidal Corp., prior to the acquisition did not constitute a business. The GTA RTO is accounted for in accordance with IFRS 2 whereby Tiidal Inc. is deemed to have issued common shares and stock options in exchange for net assets of Tiidal Corp. (GTA) together with its listing status at the fair value of the consideration received by Tiidal Inc. The accounting transaction resulted in the following:

●	The consolidated financial statements of the combined entities are issued under the legal parent, Tiidal Corp., but are considered a continuation of the financial statements of the legal subsidiary, Tiidal Inc.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions (continued)

b)	GTA Financecorp Inc. Reverse Takeover (continued)

●	Since Tiidal Inc. is deemed to be the acquirer for accounting purposes, its assets and liabilities are included in the consolidated financial statements at their historical carrying values.

Since the share and share-based consideration allocated to the former shareholders of Tiidal Corp. on closing the GTA RTO is considered within the scope of IFRS 2, and the Company cannot identify specifically some or all of the goods or service received in return for the allocation of the common shares and stock options, the value in excess of the net identifiable assets or liabilities of Tiidal Corp. acquired on closing was expensed in the consolidated statement of net loss and comprehensive loss as listing expense.

The listing expense in the amount of $1,278,386 is comprised of the fair value of the common shares and stock options of the Company retained by former shareholders of Tiidal Corp. (GTA), as well as other direct expenses of the GTA RTO.

A breakdown of the listing expense is as follows:

Consideration	Number	Total
Fair value of shares retained by former GTA Finance Corp. shareholders	3,279,996	$1,257,466
Fair value of stock options assumed	247,431	3,421
Prior cash advanced from the Company and Tiidal Inc.		(99,000)
Total consideration		$1,161,887
Fair value of net working capital deficiency assumed:
Cash		$(9,434)
Accounts payable and accrued liabilities		48,263
Net working capital deficiency		$38,829
Transaction costs related to GTA RTO		77,670
Listing expense		$1,278,386

In addition, the Company incurred $199,386 in legal expenses for the RTO that were expensed during the year ended October 31, 2021.

In accordance with IFRS 2, the fair value of the share issuance was determined to be 0.3834 (post-split), based on the estimated fair value at the acquisition date. The fair value of 247,431 GTA stock options assumed was determined to be $0.01 per share using the Black-Scholes option pricing model with the following assumptions: estimated volatility of 150%, risk free interest rate of 0.38% to 0.68%, expected life of 0.15 years to 3.73 years, exercise price ranging from $0.28 to $33.80, and share price of $0.02.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

7.	Acquisitions (continued)

b)	GTA Financecorp Inc. Reverse Takeover (continued)

Pursuant to the GTA RTO, the following occurred:

●	The Company completed a consolidation of its common shares immediately prior to the completion of the amalgamation (as defined below), of its then issued and outstanding 36,958,499 common shares on the basis of one new Company common share for every 11.2678 existing Tiidal Corp. (GTA) common shares.

●	The Company’s subsidiary, GTA Subco, amalgamated with Tiidal Inc., and changed its name to Tiidal Gaming Holdings Inc.

●	The Company acquired all of the issued and outstanding common shares of Tiidal Inc. from the former shareholders of Tiidal Inc. in exchange for an aggregate of 68,460,125 of the Company’s common shares. The Company then changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp.

Immediately prior to the amalgamation, Tiidal Inc.’s shares underwent a 1:1.2738 share split and all outstanding Tiidal Inc. restricted share units (“RSUs”) automatically vested. Upon effect of the split, authorized capital remains unchanged. These financial statements give retroactive effect to such stock split named above and all share and per share amounts have been adjusted accordingly, unless otherwise noted.

8.	Equipment

	Computer equipment	Furniture and equipment	Total

Cost
Opening, October 31, 2021	$47,903	$10,105	$58,008
Additions	16,767	1,971	18,738
Write-off	(3,750)	(3,222)	(6,972)
Foreign exchange adjustment	2,913	488	3,401
Ending, October 31, 2022	$63,833	$9,342	$73,175
Write-off	(2,632)	—	(2,632)
Assets held for sale (note 22)	(61,201)	(9,342)	(70,543)
Ending, October 31, 2023	$—	—	$—

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

8.	Equipment (continued)

Accumulated depreciation
Opening, October 31, 2021	$39,569	$3,034	$42,603
Depreciation	14,239	995	15,234
Ending, October 31, 2022	53,808	4,029	57,837
Depreciation	354	—	354
Foreign exchange	8	—	8
Write-off	(545)	—	(545)
Assets held for sale (note 22)	(53,625)	(4,029)	(57,654)
Ending, October 31, 2023	$—	$—	$—

Net book value
October 31, 2022	$10,025	$5,313	$15,338
October 31, 2023	$—	$—	$—

9.	Right-of-use assets/Lease liability

On September 22, 2021, the Company’s subsidiary Tiidal NZ, entered into a twenty-four-month lease agreement for new office space in Wellington, New Zealand commencing October 1, 2021. Under the lease, the Company is required to pay an annual rent of $70,867 NZD plus applicable GST monthly. The lease agreement includes an extension option for an additional twenty-four months. At the commencement date of the lease, the lease liability was measured at the present value of the lease payments that were not paid at that date (including the extension option of twenty-four months). The lease payments are discounted using an interest rate of 12%, which is the Company’s estimated incremental borrowing rate in Canada.

Tiidal NZ also entered into several twelve-month lease-to-own agreements for office equipment commencing during the year ended October 31, 2023. Under these leases, the Company is required to pay an aggregate amount of $32,111 NZD plus applicable GST.

At the commencement date of these leases, the lease liability was measured at the present value of the lease payments that were not paid at that date. The lease payments are discounted using an interest rate of 12%, which is the Company’s estimated incremental borrowing rate. The right-of-use asset and lease liability were derecognized upon the loss of control of Tiidal NZ when sold to Entain on June 9, 2023.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

9.	Right-of-use assets/Lease liability (continued)

Right-of-use asset	Office Space	Office Equipment	Total
Opening, October 31, 2021	$223,986	$—	$223,986
Additions	—	29,994	29,994
Depreciation	(40,822)	(3,487)	(44,309)
Foreign exchange adjustment	(24,173)	(3,887)	(28,060)
Disposition and adjustments	(29,498)	—	(29,498)
Ending October 31, 2022	129,493	22,620	152,113
Asset held for sale (note 22)	(129,493)	(22,620)	(152,113)
Ending, October 31, 2023	$—	$—	$—

Lease liability	Office Space	Office Equipment	Total
Opening, October 31, 2021	$228,752	$—	$228,752
Additions	—	29,994	29,994
Accretion	17,339	1,755	19,094
Payments	(62,280)	(24,891)	(87,171)
Foreign exchange adjustment	(16,780)	(1,181)	(17,961)
Adjustment	(29,498)	—	(29,498)
Ending, October 31, 2022	$137,533	$5,677	$143,210
Liabilities associated with assets held for sale (note 22)	(137,533)	(5,677)	(143,210)
Ending, October 31, 2023	$—	$—	$—

Current	$—	$—	$—
Non-current	$—	$—	$—

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

10.	Intangible Assets

	Sportsflare intellectual property and related assets	Total
Cost
Ending balance October 31, 2021	$2,207,433	$2,207,433
Foreign exchange adjustment	(241,099)	(241,099)
Ending balance October 31, 2022	$1,966,334	$1,966,334
Reclassified to asset held for sale (note 22)	(1,966,334)	(1,966,334)
Ending balance October 31, 2023	$—	$—
Accumulated amortization
Ending balance October 31, 2021	$190,238	$190,238
Amortization	202,874	202,874
Ending balance October 31, 2022	$393,112	$393,112
Reclassified to assets held for sale (note 22)	$(393,112)	$(393,112)
Ending balance October 31, 2023

Net book value October 31, 2022	$1,573,222	$1,573,222
Net book value October 31, 2023	$—	$—

11.	Accounts Payable and Other Liabilities

	October 31, 2023	October 31, 2022
Accounts payable (Note 15)	$126,551	$420,049
Accrued liabilities	93,209	345,598
Payroll liabilities	—	208,915
GST/HST payable	—	10,178
	$219,760	$984,740

12.	Convertible Notes

On March 31, 2021, the Company closed an unsecured convertible notes financing for gross proceeds of $280,250. The convertible notes bear interest at 7% per annum and are automatically converted into securities of Tiidal Inc. upon the completion of an equity financing in connection to a reverse takeover transaction or initial public offering and the completion of any release conditions connected to such financing. The notes will be converted into the same securities sold and issued with said equity financing at a conversion price equal to 85% of the price per the equity financing. The convertible notes mature one year from the date of issuance. The price of the equity financing was fixed at $0.50 per unit prior to the closing of the convertible notes, and as result, there was no derivative liability associated with the convertible notes.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

12.	Convertible Notes (continued)

On November 9, 2021, the GTA RTO transaction was completed, resulting in the automatic conversion of the convertible notes into 687,607 shares and 343,800 warrants of Tiidal Inc.

A continuity of the Company’s convertible notes is as follows:

Total
Balance, October 31, 2021	$266,734
Accretion	796
Conversion	(267,530)
Balance, October 31, 2022 and October 31, 2023	$—

13.	Government Loan Payable

In May 2020, Tiidal Inc. entered into a Canada Emergency Business Account (“CEBA”) loan with the Government of Canada which provided $40,000 in interest free loans to Tiidal Inc. until December 31, 2022. The CEBA loan terms included if the Government of Canada is repaid by December 31, 2022, 25%, being $10,000 of the CEBA loan will be forgiven. If the CEBA loan balance is not paid prior to December 31, 2022, the remaining balance would be converted to a three-year term loan at 5% annual interest, paid monthly. The full balance must be repaid no later than December 31, 2025.

In January 2021, Tiidal Inc. received an additional $20,000 interest free CEBA loan from the Government of Canada. The CEBA loan terms included if the Government of Canada is repaid by December 31, 2022, 50%, being $10,000, will be forgiven.

If the balance is not paid prior to December 31, 2022, the remaining balance will be converted to a three-year term loan at 5% annual interest, paid monthly. The full balance must be repaid no later than December 31, 2025. The Government of Canada has announced that the December 31, 2022, forgiveness repayment date has been extended by one year to December 31, 2023, for eligible CEBA loan holders in good standing. The CEBA loan terms were also amended such that the CEBA loans are interest free until December 31, 2023, and any remaining balance would bear interest at 5% per annum starting on January 1, 2024.

As at October 31, 2023, the Company has an outstanding CEBA loan balance of $39,250 (October 31, 2022 - $35,044) and recognized $nil (2022 - $32,924) in income from government assistance. For the year ended October 31, 2023, the Company has recognized $4,206 of interest accretion (October 31, 2022 - $3,453).

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital

Authorized

The Company is authorized to issue an unlimited number of common shares.

On October 31, 2023, the Company had 87,603,908 shares outstanding.

On October 30, 2023, the Company announced a return of capital to its shareholders by way of substantial issuer bid to be completed no earlier than December 7, 2023 (note 24).

Stock Split

In connection with the GTA RTO, Tiidal Inc. consolidated its shares on the basis of 1.2738 new Tiidal Inc. shares for every old Tiidal Inc. share, subject to adjustment in accordance with the terms of the Definitive Agreement (Note 7c). All references to shares and per share amounts have been retrospectively restated to reflect the stock split, unless otherwise indicated.

a)	Issued

The Company issued common shares as described below for the year ended October 31, 2023:

On December 1, 2022, the Company closed a non-brokered private placement financing of 2,029,600 units at a price of $0.10 per unit for gross proceeds of $202,960. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $0.15 per common share for a period of 36 months following the closing date. The Company issued 932,307 common shares to settle $93,231 in accounts payable.

On June 9, 2023, the Company issued 1,910,700 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone (see Note 7a) per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 2,500,000 restricted share units to the Company’s CEO, which immediately vested into 2,500,000 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

a)	Issued (continued)

The Company issued common shares as described below for the year ended October 31, 2022:

On November 9, 2021, upon completion of the GTA RTO, the Company had the following transactions:

●	The Company converted subscription receipts (see Note 7a) that were previously issued for gross proceeds of $3,422,166 into units consisting of an aggregate of 6,844,331 common shares and 3,422,165 share purchase warrants. Subscription receipts with a fair value of $309,604 that were previously issued for financing charges in lieu of cash were converted into units which consisted of an aggregate of 346,890 common shares and 173,444 share purchase warrants. Each unit consists of one common share and one-half of a share purchase warrant. Each full warrant allows the holder to purchase an additional common share at an exercise price of $0.75 and expires on November 9, 2023.

●	The Company recorded $2,756,918 to share capital and $838,694 to reserves.

●	The Company incurred $136,158 in financing charges paid directly from the gross proceeds.

●	The Company issued 687,607 common shares and 343,800 share purchase warrants with an exercise price of $0.75 expiring on November 9, 2023, upon the conversion of outstanding convertible notes with a fair value of $270,961 into units consisting of one common share and one-half of a share purchase warrant. Each full warrant allows the holder to purchase an additional common share at an exercise price of $0.75 and expires on November 9, 2023.

●	The Company paid $30,000 to a shareholder dissenting to the GTA RTO transaction to cancel 191,070 common shares held by the dissenting shareholder.

●	The Company issued an aggregate of 4,203,540 common shares pursuant to the RSUs issued and vested upon completion of the GTA RTO. These common shares have an aggregate fair value of $4,203,540.

●	The Company issued 200,000 common shares to settle $100,000 in accounts payable. The estimated fair value of the common shares issued was $97,668. The gain on settlement of $2,332 was recognized in the consolidated statement of net income (loss) and comprehensive income (loss).

On January 7, 2022, an aggregate of 191,070 stock options of the Company with an exercise price of $0.16 per warrant were exercised in exchange for the settlement of $30,571 in accounts payable.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

a)	Issued (continued)

On January 31, 2022, the Company issued 112,136 common shares with a fair value of $30,277 to settle $56,068 in debt. The Company recognized a gain of $25,791 on the debt settlement.

On June 1, 2022, the Company issued an aggregate of 500,000 common shares of the Company from the exercise of warrants of the Company with an exercise price of $0.16 per warrant. $51,750 was received in cash and $28,250 was paid through the settlement of accounts payable.

On June 7, 2022, the Company issued an aggregate of 125,000 common shares from the exercise of warrants of the Company with an exercise price of $0.16 per warrant for gross proceeds of $20,000.

On July 7, 2022, the Company issued an aggregate of 612,373 common shares from the exercise of warrants of the Company with an exercise price of $0.16 per warrant. $64,080 was received in cash and $33,900 was paid through the settlement of accounts payable.

On September 20, 2022, the Company closed a non-brokered private placement and issued an aggregate of 5,619,061 commons shares at $0.10 per share for gross proceeds of $561,905.

On October 11, 2022, the Company closed a non-brokered private placement and issued an aggregate of 1,311,550 common shares at $0.10 per share for gross proceeds of $133,155.

For the year ended October 31, 2022, the Company incurred $495,177 in share issuance costs consisting of legal, financing, and other fees for the subscription receipt financing and conversion to common shares and warrants.

b)	Stock options

The Company’s Stock Option Plan was approved by shareholders at the annual and special meeting held on September 26, 2008. The Stock Option Plan provides that the Board may from time to time, in its discretion, grant to directors, officers, employees and consultants of the Issuer, or any subsidiary of the Company, the option to purchase the common shares. Additionally, under the Stock Option Plan, the number of the common shares reserved for any one person may not exceed 5% of the outstanding common shares. The Board determines the price per common share and the number of common shares that may be allotted to each director, officer, employee and consultant and all other terms and conditions of the options, subject to the rules of the Exchange. The exercise price per common share set by the Board is subject to minimum pricing restrictions set by the Exchange. Stock Options may be exercisable for up to five years from the date of grant, but the Board has the discretion to grant options that are exercisable for a shorter period. Options under the Stock Option Plan are non-assignable.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

If prior to the exercise of an option, the holder ceases to be a director, officer, employee or consultant, the option shall be limited to the number of common shares purchasable by them immediately prior to the time of their cessation of office or employment and they shall have no right to purchase any other common shares. Stock Options must be exercised within 90 days of termination of employment or cessation of position with the Company, although if the cessation of office, directorship, consulting arrangement or employment was by reason of death or disability, the option must be exercised within one year, subject to the expiry date.

For the year ended October 31, 2023, the following activity occurred:

●	On February 5, 2023, 125,000 options granted that had been granted to employees of Lazarus were cancelled.

●	On June 9, 2023, 1,522,500 unvested revenue milestone options granted to employees of Tiidal NZ were forfeited in accordance with the sale of Tiidal NZ to Entain that closed.

For the year ended October 31, 2022, the following activity occurred:

●	On November 9, 2021, the Company granted an aggregate of 955,350 stock options to certain officers and employees of the Company. The stock options can be exercised at $0.39 per stock option and expire November 9, 2026. These stock options vest evenly over the next 24 months. At closing of the GTA RTO on November 9, 2021, the Company had an aggregate of 247,431 stock options outstanding. 532 out of these stock options expired on November 9, 2021. The remaining stock options have an expiry date ranging from August 30, 2022, to June 8, 2025.

●	On November 17, 2021, the Company granted an aggregate of 1,500,000 stock options to certain officers and employees of the Company. The stock options can be exercised at $0.50 per stock option and expire on November 17, 2026. The vesting terms of these stock options are as follows:

○	277,000 of total stock options vest in twelve monthly instalments.

○	1,223,000 of total stock options vest one-third on November 17, 2022, and the remaining stock options shall vest in twenty-four monthly instalments thereafter.

●	On January 4, 2022, the Company granted an aggregate of 4,400,000 stock options to certain officers, directors, employees, and consultants of the Company. The stock options can be exercised at $0.30 per stock option.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

○	500,000 of the total stock options expire on November 17, 2026. One-third of the stock options shall vest on November 17, 2022, and the remaining stock options shall vest in twenty-four monthly instalments thereafter.

○	1,000,000 of the total stock options expire on November 17, 2026. The stock options shall vest in twelve equal monthly instalments.

○	1,500,000 stock options expire on January 4, 2027. One-half of the stock options shall vest on January 4, 2022 (“Grant Date”). The remaining half of the stock options shall vest equally on the first, second, and third anniversary of the Grant Date.

○	1,400,000 of total stock options expire on January 4, 202. The stock options shall vest in twenty-five equal monthly instalments beginning on January 4, 2022.

●	On March 1, 2022, the Company granted an aggregate of 185,000 stock options to certain employees of the Company. The stock options can be exercised at $0.30 per stock option and expire on March 1, 2027. 125,000 options vest evenly over three years from the grant date and 60,000 options vest as follows:

○	Ten percent (10%) of the stock options shall vest upon the Company generating an aggregate of $1,000,000 in total revenue between November 1, 2021 and the expiry date (“earning period”)

○	Fifteen percent (15%) of the stock options shall vest upon the Company generating an aggregate of $2,500,000 in total revenue during the earning period

○	Twenty-five percent (25%) of the stock options shall vest upon the Company generating $5,000,000 in total revenue during the earning period and

○	Fifty percent (50%) of the stock options shall vest upon the Company generating an aggregate of $10,000,000 in total revenue during the earning period.

The estimate made for determining the vesting schedule of these stock options is based on the October 31, 2022, total revenue extrapolated for one full year and a 15% growth rate per year.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

●	On October 1, 2022, the Company granted an aggregate of 1,600,000 stock options to certain employees of the Company, which are exercisable within four years from the date of grant at an exercise price of $0.10 per stock option. The options vest in 24 equal monthly instalments. The options were valued on the date of issue using the Black-Scholes option pricing model with the following assumptions: dividend yield 0%, discount rate 3.39%, expected volatility of 150% and an expected life of four years. The value attributed to these stock options was $117,591.

For the years ended October 31, 2023, and 2022, the stock option activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2021	5,234,720	$0.19
Granted	8,887,778	$0.30
Exercised	(191,070)	($0.16)
Expired	(1,952)	($29.70)
Forfeited	(105,000)	($0.29)
Outstanding, October 31, 2022	13,824,476	$0.26
Expired	(1,463,919)	($0.33)
Forfeited	(7,108,787)	($0.27)
Outstanding, October 31, 2023	5,251,771	$0.22

At October 31, 2023, the following stock options were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each stock option held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
457,971	$0.50	November 9, 2023	457,971
636,900	$0.39	November 9, 2026	636,900
1,950,000	$0.30	January 4, 2027	1,500,000
636,900	$0.16	April 1, 2029	636,900
1,470,000	$0.10	December 31, 2023	1,470,000
100,000	$0.10	October 1, 2026	100,000
5,251,771			4,801,771

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

b)	Stock options (continued)

As at October 31, 2023, the weighted average life of stock options outstanding was 2.31 years (October 31, 2022 – 4.62 years).

The estimated fair value of stock options granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the consolidated statement of loss and comprehensive loss over the vesting period of the stock options, with a corresponding increase to reserves. For the year ended October 31, 2023, $387,225 (October 31, 2022 - $2,268,154) was recorded as share-based payments for stock options and $nil (October 31, 2022 - $12,966) was recorded as deferred financing charges relating to compensation options, which was reclassified to share issuance costs on November 9, 2021, upon the completion of the GTA RTO (Note 7b) and related subscription receipt financing (Note 7a).

Stock options are granted at a price equal to or above the fair value of the common shares. The consideration received on the exercise of stock options is added to share capital at the time of exercise.

The fair value of the stock options granted was determined using the Black-Scholes option pricing model with the assumptions:

	October 31, 2023	October 31, 2022
Share price	n/a	$0.085 - $0.25
Exercise price	n/a	$0.10 - $0.50
Expected volatility	n/a	150%
Expected weighted average stock option life	n/a	4.00 – 5.00 years
Expected dividend yield	n/a	—
Expected forfeiture rate	n/a	—
Risk-free interest rate	n/a	1.26% - 3.39%

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

c)	Warrants

For the years ended October 31, 2023 and 2022, the warrant activity is as follows:

	Number	Weighted Average Exercise Price
Outstanding, October 31, 2021	3,598,483	$0.16
Granted	10,953,010	$0.33
Exercised	(1,237,373)	$0.16
Outstanding, October 31, 2022	13,314,120	$0.33
Granted	2,961,907	$0.15
Expired	(2,361,110)	$0.16
Cancelled	(50,000)	$0.15
Outstanding, October 31, 2023	13,864,917	$0.32

At October 31, 2023, the following warrants were outstanding and exercisable, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
3,939,409	$0.75	November 9, 2023	3,939,409
5,597,051	$0.15	September 20, 2025	5,597,051
1,366,550	$0.15	October 12, 2025	1,366,550
2,961,907	$0.15	November 30, 2025	2,961,907
13,864,917			13,864,917

As at October 31, 2023, the weighted average life of warrants outstanding was 1.41 years (October 31, 2022 – 0.82 years).

The estimated fair value of warrants granted is determined using the Black-Scholes option pricing model and is recorded as a charge in the consolidated statements of loss and comprehensive loss over the vesting period of the warrants, with a corresponding increase to reserves. For the year ended October 31, 2023, $nil (October 31, 2022 – $nil) was recorded as share-based payments for warrants. Warrants are issued at a price equal to or above the fair value of the common shares. The consideration received on the exercise of warrants is added to share capital at the time of exercise.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

14.	Share Capital (continued)

d)	Restricted Share Units (“RSU”)

On November 9, 2021, the remaining 764,280 RSUs vested of the original 1,273,000 RSUs granted on November 23, 2020. The Company issued an additional 3,184,500 RSUs with a fair value of $1,249,975. An aggregate of 4,203,540 of all RSUs were exercised upon the completion of the GTA RTO. See Note 7b. As at October 31, 2023, there were no RSUs issued and outstanding (October 31, 2022 – nil).

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 2,500,000 at $0.08 per restricted share units to the Company’s CEO, which immediately vested into 2,500,000 common shares of the Company. See Note 14a and Note 15.

15.	Related Party Transactions

a)	Key management compensation

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the years ended October 31, 2023, and 2022, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	Year ended October 31, 2023	Year ended October 31, 2022
Management and director fees and salaries	$175,933	$167,200
Salaries included in general and administrative expenses in the Statements of Net Income (Loss) and Comprehensive Income (Loss)	374,593	603,509
Share-based payments	204,052	1,641,737
Restricted share units	200,000	—
	$954,579	$2,412,446

Share-based payments are the fair value of stock options granted to key management personnel as at the grant date.

For the years ended October 31, 2023, and 2022, key management personnel were not paid any post-employment benefits, termination benefits or any other long-term benefits.

As at October 31, 2023, included in trade and other receivables is $nil (October 31, 2022 - $2,552) owing to the Company from an officer of the Company.

As at October 31, 2023, included in accounts payable and other liabilities is $1,018 (October 31, 2022 – $101,717) in amounts payable to directors and officers of the Company. The amount is unsecured, non-interest bearing and due on demand.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

16.	General and Administrative Expenses

General and administrative expenses consisted of the following:

	October 31, 2023	October 31, 2022
Office and miscellaneous	$54,188	$178,728
Salaries and benefits	291,174	521,822
Professional fees	355,627	455,302
Insurance and bank	41,989	10,728
	$742,978	$1,166,580

17.	Income (Loss) Per Share

The calculation of basic and diluted loss per share was based on the following data:

Weighted average number of shares – basic:	October 31, 2023	October 31, 2022
Issued common shares as at beginning of the period	80,231,301	56,368,831

Effect of common shares during the period	4,462,686	16,430,295
	84,693,987	72,799,126
Net income (loss) from continued operations	$(1,305,374)	$(5,163,064)
Net income (loss) from discontinued operations	$10,241,790	$(2,255,882)
Net income (loss) for the year	$8,936,416	$(7,418,946)
Net income (loss) per share – basic and diluted from continued operations	$(0.02)	$(0.07)
Net income (loss) per share – basic and diluted from discontinued operations	$0.12	$(0.03)
Net income (loss) per share basic and diluted	$0.10	$(0.10)

The basic income (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the period. The diluted income (loss) per share reflects the potential dilution of common share equivalents, such as stock options and share purchase warrants, in the weighted average number of common shares outstanding during the period, if dilutive. There were no dilutive stock options or share purchase warrants during the year ended October 31, 2023.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

18.	Supplemental Disclosures with Respect to Cash Flows

	2023	2022
Cash paid for interest	$—	$—
Fair value of shares issued for debt	—	181,817
Fair value of shares issued for convertible notes	—	271,195

19.	Segmented Reporting

Segmented information by operating segment is as follows for the years ended October 31, 2023, and 2022:

2023	Digital Entertainment	Betting Solutions	Total
Revenues	$2	$120,565	$120,567
Comprehensive income (loss)	(10,614)	10,252,404	10,241,790
Non-current Assets	—	—	—
Total Assets	—	—	—
Total Liabilities	—	—	—
2022	Digital Entertainment	Betting Solutions	Total
Revenues	$297,209	$60,650	$357,859
Comprehensive income (loss)	(313,189)	(1,942,693)	(2,255,882)
Non-current Assets	34,932	1,705,741	1,740,673
Total Assets	358,646	1,737,717	2,096,363
Total Liabilities	(684,756)	(478,238)	(1,162,994)

20.	Capital Management

The Company considers its capital structure to consist of shareholders’ equity, and government loan payable. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements as at October 31, 2023.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

20.	Capital management (continued)

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management for the year ended October 31, 2023.

21.	Financial Instruments and Risk Management

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities, are as follows:

●	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

●	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

●	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, trade and other receivables, short-term investments, accounts payable and other liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, and short-terms investments are recorded at fair value using level 1 inputs.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash and short-term investment are held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, which permits the use of lifetime expected loss provision for all trade receivables. The loss allowance is based on the Company’s historical collection and loss experience and incorporates forward-looking factors, where appropriate. At October 31, 2023, the Company had recorded an expected credit loss of $nil (October 31, 2022 - $9,619).

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

21.	Financial Instruments and Risk Management - continued

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in the next twelve months can be summarized as follows:

	October 31, 2023	October 31, 2022
Accounts payable and other liabilities	$219,760	$984,740
	$219,760	$984,740

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk primarily arises from financial instruments denominated in US dollars that are held in entities with a Canadian dollar functional currency. Conversely for the Tiidal NZ subsidiary who has a NZ dollar functional currency, currency risk primarily arises from financial instruments denominated in Canadian dollars that are held in Tiidal NZ.

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and other liabilities that are denominated in US dollars. Therefore, a 10% appreciation or depreciation of the U.S. dollar against the Canadian dollar would have resulted in an approximate $3,000 (October 31, 2022 - $3,000) respectively, in net income (loss).

Interest rate risk

The Company does not have any significant exposure as at October 31, 2023 and 2022 to interest rate risk through its financial instruments.

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

22.	Discontinued Operations

On December 1, 2022, the Company discontinued the operations and disposed of the remaining assets of Lazarus Esports Inc. (“Lazarus Esports”). As a result, Lazarus Esports was classified as discontinued operations in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”).

Consolidated statements of income (loss) and comprehensive income (loss) from discontinued operations of Lazarus Esports for the years ended October 31, 2023, and 2022 are comprised of the following:

Lazarus Esports	October 31, 2023	October 31, 2022
	$	$
Total revenue	2	297,209
Cost of goods sold	—	196,270
Gross Profit	2	100,939

Expenses
Advertising	67	50,786
General and administration	8,796	118,703
Player fees	—	213,514
Player management	—	32,185
Interest/accretion	—	—
Finance charges	1,766	—
Exchange gain/loss	(13)	(1,060)
Total expenses	10,616	414,128
Net loss from discontinued operations	(10,614)	(313,189)

Cash flows from discontinued operations of Lazarus for the years ended October 31, 2023, and 2022 are comprised of the following:

Lazarus Esports	October 31, 2023	October 31, 2022
	$	$
Cash flow provided by discontinued operations
Income (loss) from discontinued operations	(10,614)	(313,189)
Changes in non-cash working capital:
Accounts receivable	31,536	51,111
Prepaid expenses	682	(682)
Trade and other payables	(56,689)	42,863
Total cash used by discontinued operations	(35,085)	(219,897)
Change in net cash used in discontinued operations	(35,085)	(219,897)

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

22.	Discontinued Operations (continued)

On March 13, 2023, the Company announced that it and its wholly owned subsidiary, Tiidal Inc., have entered into a share sale and purchase agreement with Entain Holdings (UK) Limited (“Entain”), pursuant to which Tiidal Inc. will sell all of the shares of the Company’s operating subsidiary, Tiidal NZ, to Entain (“Tiidal NZ Sale”). Tiidal Inc. agreed to sell all of the issued and outstanding shares of Tiidal NZ to Entain for gross proceeds of $13,250,000 in cash (“Purchase Price”), subject to standard transaction adjustments. Pursuant to the Tiidal NZ Sale, the Purchase Price will be retained by Tiidal in a holding account for 180 days (the “Holding Period”). During the Holding Period, Tiidal may access the funds to satisfy any working capital adjustment or claims brought by Entain and may access up to 20% of the funds to pay reasonable costs related to the Tiidal NZ Sale. The sale of Tiidal NZ closed on June 9, 2023.

The Company classified the operations as held for sale in accordance with International Financial Reporting Standards relating to non-current assets held for sale and discontinued operations (“IFRS 5”) for the year ended October 31, 2023, and 2022.

Consolidated statements of income (loss) and comprehensive income (loss) from discontinued operations for the years ended October 31, 2023, and 2022 are comprised of the following:

Tiidal NZ	October 31, 2023	October 31, 2022
	$	$
Total revenue	120,565	60,650
Cost of goods sold	—	—
Gross Profit	120,565	60,650

Expenses
Advertising	7,704	41,672
General and administration	1,284,769	1,642,624
Amortization	50,656	199,264
Depreciation	14,687	53,971
Travel	15,337	34,641
Consulting	—	4,114
Finance charges	42,130	23,555
Exchange gain/loss	5,696	3,502
Total expenses	1,420,979	2,003,343

Net loss before gain on sale and foreign currency translation adjustment	(1,300,414)	(1,942,693)
Gain on sale of Tiidal NZ	11,656,124	—
Foreign currency translation adjustment	(103,306)	—
Net income (loss) from discontinued operations	10,252,404	(1,942,693)

Cash flows from discontinued operations for the year ended October 31, 2023, and 2022 are comprised of the following:

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

22.	Discontinued Operations (continued)

Tiidal NZ	October 31, 2023	October 31, 2022
	$	$
Cash flow provided by discontinued operations
Income (loss) from discontinued operations	10,252,404	(1,942,693)
Depreciation	13,760	53,971
Amortization on intangibles	50,471	199,264
Accretion expense	32,479	24,785
Foreign exchange	(6,682)	—
Cash for deferred revenue	6,094	—
Gain on sale	(11,656,124)	—
Foreign currency translation	(103,773)	—
Changes in non-cash working capital:
Accounts receivable	(8,513)	(6,768)
Prepaid expenses	6,857	(17,715)
Trade and other payables	(159,199)	185,023
Change in net cash used in discontinued operations	(1,572,226)	(1,504,133)

Cash flow used in investing activities
Acquisition of property and equipment	(6,960)	(16,106)
Cash flow used in investing activities from discontinued operations	(6,960)	(16,106)

Cash flow provided by financing activities
Lease payments	(25,961)	(87,075)
Cash from interco transactions	986	—
Proceeds from loan payable	1,398,190	—
Net cash provided by financing activities in discontinued operations	1,373,215	(87,075)

A reconciliation of the gain on the sale of Tiidal NZ to Entain is as follows:

Gross proceeds	$13,250,000
Working capital adjustments	(1,002,518)
Foreign exchange loss	(60,357)
Net proceeds received	$12,187,125
Less: net carrying value of Tiidal NZ assets held for sale as at
June 8, 2023	(215,662)
Less: final working capital adjustment	(118,797)
Less: legal fees	(196,542)
Gain on sale of Tiidal NZ	$11,656,124

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

23.	Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2022 – 26.5%) to the effective tax rate is as follows:

	2023	2022
Net loss from continuing operations	$(1,305,374)	$(5,163,064)
Expected income tax (recovery) expense	(345,920)	(1,368,212)
Effect of RTO transaction	—	(1,365,570)
Share-based payments and other non-deductible expenses	153,800	660,300
Listing expense	—	325,430
Share issuance cost booked directly to equity	(13,030)	(187,220)
Tiidal NZ sale	1,573,000	—
Difference in tax rates	—	(28,060)
Change in tax benefits not recognized	(1,367,850)	1,963,332
Total income tax (recovery)	$—	$—

The following table summarizes the components of deferred tax:

	2023	2022
Deferred tax assets
Operating tax losses carried forward	$5,500	$6,610
	5,500	6,610

Deferred tax liabilities
CEBA loan	$(5,500)	$(6,610)
	(5,500)	(6,610)
Net deferred tax liability	$—	$—

Deferred tax assets and liabilities have been offset where they relate to income tax levied by the same taxation authority and the Company has the legal right to offset.

Unrecognized deferred tax assets

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assts have not been recognized in respect of the following deductible temporary differences:

	2023	2022
Equipment	$121,270	$116,190
Intangible assets	627,140	594,660
Share issuance costs	668,060	400,650
Operating tax losses carried forward	6,831,270	5,889,536
Operating tax losses carried forward - USA	32,390	15,882
	$8,280,130	$7,056,918

TIIDAL GAMING GROUP CORP. (FORMERLY GTA FINANCECORP INC.)

Notes to the Consolidated Financial Statements

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

23.	Income Taxes - continued

The Canadian operating tax loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

The Company’s Canadian operating tax losses expire as follows:

2027	$180
2028	58,930
2029	86,330
2030	76,060
2031	260,600
2032	623,530
2033	838,410
2034	753,650
2035	636,460
2036	584,450
2037	395,630
2038	424,980
2039	317,860
2040	88,720
2041	88,810
2042	853,560
2043	743,110
$6,831,270

24.	Subsequent Events

On November 2, 2023, the Company announced that, further to its previously communicated release on October 30, 2023, it has launched its substantial issuer bid, pursuant to which the Company will offer to purchase for cancellation all of its issued and outstanding common shares, being 87,603,908 for aggregate cash consideration of up to $10,731,479 or $0.1225 per share.

On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 83,256,650 common shares of the Company at a price of $0.1225 per share pursuant to it substantial issuer bid. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding number of shares.

On December 15, 2023, the Company announced cancellation of 1,570,000 options of the Company that had an exercise price of $0.10 per Share for consideration of $0.0225 per in-the-money-option, representing the difference between the exercise price of the in-the-money options and the purchase price under the offer for aggregate consideration equal to approximately $35,325.

TIIDAL GAMING GROUP CORP.

(FORMERLY GTA FINANCECORP INC.)

MANAGEMENT DISCUSSION & ANALYSIS

For the years ended October 31, 2023, and 2022

(Expressed in Canadian Dollars)

This Management’s Discussion and Analysis (“MD&A”) is a review of the operations and current financial position for Tiidal Gaming Group Corp. (formerly GTA Financecorp Inc.) (the “Company” or “Tiidal”). This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes for the years ended October 31, 2023, and 2022.

The Company’s audited consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) and are reported in Canadian dollars unless otherwise noted.

Tiidal is classified as a “venture issuer” for the purposes of National Instrument 51-102. This MD&A was approved by the directors of the Company on February 8, 2024.

Caution Regarding Forward Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as at the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as at the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

1

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

Business History

The table below lists the Company’s wholly owned subsidiaries as at October 31, 2023:

Name of subsidiary	Jurisdiction Incorporated	Functional Currency	Accounting Method
Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.)	Canada	Canadian dollars	Consolidation
Lazarus Esports Inc.	Canada	Canadian dollars	Consolidation
Tiidal Gaming Canada Inc.	Canada	Canadian dollars	Consolidation
Space Esports Inc.	USA	U.S. dollars	Consolidation
GTA GW Mergeco Inc.	United States	Canadian dollars	Consolidation
Tiidal Gaming NZ Limited	New Zealand	New Zealand dollars	Consolidation until June 8, 2023

Tiidal Gaming Group Corp. (formerly GTA Financecorp Inc.) (the “Company” or “Tiidal Corp.”) was incorporated pursuant to the provisions of the Business Corporations Act (Ontario) on August 9, 2006. On November 9, 2021, the Company changed its name from GTA Financecorp Inc. to Tiidal Gaming Group Corp. The address of the Company’s head, principal, and registered office is located at 365 Bay Street, Suite 800, Toronto, Ontario M5H 2V1. The Company’s shares were listed on the TSX Venture Exchange until February 8, 2019, at which time the shares were delisted at the request of the Company. On November 17, 2021, the Company commenced trading of its common shares on the Canadian Securities Exchange (the “CSE”) under the symbol TIDL. On April 11, 2022, the Company commenced trading of its common shares on the OTCQB Venture Market (“the OTCQB”) under the symbol TIIDF. On April 26, 2023, the trading of the Company’s common shares was relegated from the OTCQB to OTC Pink.

On November 9, 2021, the Company completed a transaction that resulted in a reverse takeover (“GTA RTO”) of the Company by the shareholders of Tiidal Gaming Holdings Inc. (formerly Tiidal Gaming Group Inc.) (“Tiidal Inc.”). See Note 7c. The Company changed its name to “Tiidal Gaming Group Corp.” and effect a consolidation of the common shares on the basis of 11.2678 pre-consolidation common shares into one new post-consolidation common shares. Tiidal Inc., was incorporated under the Business Corporations Act of Ontario on October 22, 2018. Tiidal Inc. amalgamated with 2852773 Ontario Inc. (“GTA Subco”) prior to completion of the GTA RTO transaction on November 9, 2021.

2

The Company’s principal business activities were owning and operating synergistic businesses across the esports ecosystem, including its former wholly-owned subsidiary, Tiidal Gaming NZ Limited (“Tiidal NZ”), incorporated on November 23, 2020 under the Companies Act 1993 in New Zealand and doing business as Sportsflare, which has developed a robust odds feed and advanced betting solutions for sportsbooks and online betting companies, and its subsidiary Lazarus Esports Inc. (“Lazarus Esports”), a Canadian leader and globally recognized competitive esports organization, incorporated under the Business Corporations Act of Ontario on May 19, 2019. The Company completed the sale of the assets of Lazarus Esports to TGS Esports Inc. on November 7, 2022. The financial results for Lazarus Esports are reflected in discontinued operations. On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations.

On November 2, 2023, the Company announced that, further to its previously communicated release on October 30, 2023, it has launched its substantial issuer bid, pursuant to which the Company will offer to purchase for cancellation all of its issued and outstanding common shares, being 87,603,908 for aggregate cash consideration of up to $10,731,479 or $0.1225 per share.

On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 83,256,650 common shares of the Company at a price of $0.1225 per share pursuant to it substantial issuer bid. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding number of shares.

Overall Performance

Going Public and Financing Transactions

The Company completed the process of going public through the completion of the GTA RTO on November 17, 2021.

On July 12, 2021, the Company officially entered into the Definitive Agreement and on November 9, 2021, the GTA RTO transaction closed. The resulting issuer’s shares trade on the Canadian Securities Exchange under the symbol “TIDL”.

The Company increased its cash position in connection with going public through an RTO. On July 13, 2021, the Company closed a non-brokered financing of 3,576,364 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,788,181 and a brokered financing of 2,971,000 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $1,485,500. As part of the GTA RTO, Tiidal split its common shares on the basis of one pre-share split Tiidal common share for 1.2738 post-share split Tiidal common share. Each subscription receipt was, upon satisfaction of the escrow release conditions, automatically converted into one unit of Tiidal, with each unit being comprised of one post-share split common share and one-half of one post-share split warrant. Each warrant will entitle the holder to purchase one post-share split common share for a period of 24 months following the conversion date at a price of $0.75.

On July 13, 2021, $3,257,408 from the subscription receipt financing was transferred to TSX Trust Company to be released upon the satisfaction of escrow conditions, including the GTA RTO transaction.

On October 7, 2021, the Company closed a second tranche of a non-brokered financing of 296,970 subscription receipts at a price of $0.50 per subscription receipt for gross proceeds of $148,485. The subscription receipts have the same terms and escrow conditions as the first tranche which closed on July 13, 2021, as noted above. $148,485 in gross proceeds from the second tranche of the subscription financing were transferred to TSX Trust.

On November 9, 2021, upon satisfaction of the escrow release conditions, the proceeds from the subscription receipts were transferred to the Company’s unrestricted bank account.

3

The Company issued 346,890 subscription receipts to the agents in connection with the financing and issued 457,970 compensation options to the agents upon satisfaction of the escrow conditions. Each compensation option will be exercisable for one post-share split common share or one Resulting Issuer Share (subject to any necessary adjustments), as applicable, $0.50 for a period of 24 months following the satisfaction of the escrow release conditions.

As at October 31, 2021, $136,159 in finance fees and $28,600 in HST were paid directly from the gross proceeds to agents in the private placement and $173,445 in financing charges were paid through 346,890 subscriptions in lieu of cash.

For the year ended October 31, 2022, the Company recognized the remaining $12,966 in financing charges for the 457,970 compensation stock options issued during the year ended October 31, 2021. The Company recognized an aggregate of $481,043 from deferred financing charges upon completion of the GTA RTO and paid an additional aggregate of $14,134 in share issuance costs.

On September 20, 2022, the Company closed a non-brokered financing of 5,619,051 units for gross proceeds of $561,905. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $0.15 per common share for a period of 36 months following the closing date. Insiders participated in the round in the following manner:

On October 11, 2022, the Company closed a non-brokered private placement and issued an aggregate of 1,331,550 common shares at $0.10 per share for gross proceeds of $133,155.

On December 1, 2022, the Company closed a non-brokered private placement financing of 2,029,600 units at a price of $0.10 per unit for gross proceeds of $202,960. Each unit is comprised of one common share and one common share purchase warrant, with each warrant being exercisable to acquire one common share of the Company at a price of $0.15 per common share for a period of 36 months following the closing date. The Company issued 932,307 common shares to settle $93,231 in accounts payable.

On June 9, 2023, the Company issued 1,910,700 common shares to the vendors of the assets of Sportsflare pursuant to the satisfaction of the Market Validation Milestone per the asset purchase agreement dated December 14, 2020, as amended September 24, 2021. $334,821 was reclassified from shares to be issued to share capital.

On June 9, 2023, the Company, in conjunction with the closing of the sale of Tiidal NZ, granted 2,500,000 restricted share units to the Company’s CEO, which immediately vested into 2,500,000 common shares of the Company. $200,000 was recorded in share-based payments and in share capital.

For the year ended October 31, 2023, the Company incurred $49,184 in share issuance costs for the subscription receipt financing and conversion to common shares and warrants.

On June 9, 2023, the Company completed the sale of its Sportsflare division (Tiidal NZ) to Entain Holdings (UK) Limited (“Entain”). The financial results of Tiidal NZ are reflected in discontinued operations. As of June 9, 2023, the Company does not have any remaining active operations.

The sale of Tiidal NZ constituted the sale of substantially all of the assets and operating activities of the Company. The board of directors of the Company will assess the available options to return capital received pursuant to the sale of Tiidal NZ to its shareholders following the expiry of the 180-day holding period. Any such options will be subject to the receipt of corporate, securities and tax laws advice, and will be subject to the receipt of all required shareholder, regulatory and Canadian Securities Exchange approvals. There can be no assurances that any such options will be implemented by the Company.

4

Net and Comprehensive Loss

The Company’s net income for the year ended October 31, 2023, was $8,936,416 (October 31, 2022, net loss - $7,418,964).

The Company’s comprehensive income for the year ended October 31, 2023, was $9,109,757 (October 31, 2022, net loss - $7,668,883).

The increase in income year over year was due mainly to the closure of the Lazarus subsidiary and the sale of the Sportsflare subsidiary.

Going Concern

These audited consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company’s accumulated deficit was $6,864,889 at October 31, 2023 (October 31, 2022 – $15,801,305). These factors comprise a material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern.

Selected Annual Information

	2023	2022
Revenues	$—	$—
Cost of sales	—	—
Expenses	1,541,997	3,947,269
Net income (loss)	8,936,416	(7,418,964)
Comprehensive income (loss)	9,109,757	(7,668,883)
Basic and diluted comprehensive income (loss) per share	0.10	(0.10)
Total assets	11,127,868	2,096,363
Total liabilities	259,010	1,162,994

Results of Operations for the year ended October 31, 2023, and 2022

Expenses

The Company’s operating expenses for the year ended October 31, 2023, were $1,541,997, compared to $3,947,269 for the year ended October 31, 2022.

General and administrative expenses decreased to $742,978 for the year ended October 31, 2023, from $1,166,580 in the year ended October 31, 2022. These costs consist primarily of salaries and office expenses incurred by corporate and legal costs related to the sale of Sportsflare.

Share based payments costs decreased to $578,725 for the year ended October 31, 2023, from $2,268,154 in the year ended October 31, 2022. The decrease in share-based payments as a result of stock options issued in the prior year and automatic vesting of RSUs upon completion of the GTA RTO, and the granting of new stock options to employees during 2022.

5

General and administrative expenses

	2023	2022
Office and miscellaneous	$54,188	$178,728
Salaries and benefits	291,174	521,822
Professional fees	355,627	455,302
Insurance and bank	41,989	10,728
	$742,978	$1,166,580

For the year ended October 31, 2023, the Company’s general and administrative expenses decreased by $423,602. The largest component of that decrease relates to reduction in staff related to administration and consulting. Office and miscellaneous expenses decreased by $124,540 for the year ended October 31, 2023. This was mainly the due to reduced travel. Professional fees decreased by $99,675 for the year ended October 31, 2023, mainly due to the reduced professional expenses incurred for the business transactions and the previous year’s costs related to the completion of the GTA RTO.

Summary of Quarterly Results

The following financial data was derived from the eight most recently completed financial quarters:

	October 31, 2023	July 31, 2023	April 30, 2023	January 31, 2023

Revenues	$—	$—	$—	$—

Net income (loss)	(220,056)	11,045,537	(952,171)	(936,894)
Income (Loss) per share - basic and diluted	$0.00	$0.13	($0.01)	($0.01)
Weighted average number of shares outstanding	84,693,987	85,713,748	83,193,208	82,216,755

	October 31, 2022	July 31, 2022	April 30, 2022	January 31, 2022
Revenues	$—	$—	$—	$—

Net loss	(1,308,489)	(1,085,175)	(1,180,865)	(3,884,785)
Loss per share - basic and diluted	($0.01)	($0.02)	(0.01)	(0.05)
Weighted average number of shares outstanding	72,799,126	72,605,792	72,043,327	71,783,735

Liquidity and Capital Resources

As at October 31, 2023, the Company had working capital of $10,908,108 (October 31, 2022 – working capital deficiency of ($676,596), consisting primarily of cash, trade and other receivables, and prepaid expenses and deposits, offset by accounts payable and lease liability. Working capital increased due to the Company selling its Sportsflare division and holding that cash in short term investments.

6

Cash Flows

A summary of cash flows for the year ended October 31, 2023, and 2022 is as follows:

	2023	2022	Change
Operating activities	$(1,124,994)	(2,212,464)	1,087,470
Discontinued operations	(241,056)	(1,827,211)	1,586,155
Investing activities	1,273,773	6,802	1,266,971
Financing activities	153,776	4,062,014	(3,908,238)
Effect on FX on cash	1,543	(35,841)	37,384
Change in cash	$63,042	(6,700)	69,742

Operating Activities

For the year ended October 31, 2023, operating activities used $1,124,994 in cash. The decreased use of cash was mainly attributable to reduced general and administrative expenses, including salaries and benefits, and office expenses.

Investing Activities

For the year ended October 31, 2023, investing activities consisted of the purchase of short-term investments.

Financing Activities

For the year ended October 31, 2023, financing activities consisted of share issuances less share issuance costs.

Off-Balance Sheet Arrangements

The Company did not enter into any off-balance sheet arrangements as at October 31, 2023 or as at the date of this report.

Related Party Transactions

Key management consists of the officers and directors who have authority and are responsible for overseeing, planning, directing and controlling the activities of the Company.

For the year ended October 31, 2023, the Company incurred charges with officers and directors recorded at their exchange amounts as agreed upon by transacting parties as follows:

	Year ended October 31, 2023	Year ended October 31, 2022
Management and director fees	$175,933	$167,200
Salaries	374,593	603,509
Share-based payments	204,052	1,641,737
Restricted share units	200,000	—
	$954,579	$2,412,446

For the year ended October 31, 2023, the Company incurred $240,000 (October 31, 2022 - $190,000) in salaries to Thomas Hearne, CEO and Director.

7

Due to/from Related Parties

As at October 31, 2023, included in accounts payable and other liabilities is $1,018 (October 31, 2022 – $101,717) in amounts payable to directors and officers of the Company.

Proposed Transactions

As at the date of this MD&A, the Company has no proposed transactions.

Commitments

As at October 31, 2023, and the date of this MD&A, the Company did not have any commitments.

Accounting Standards, Amendments, and Interpretations not yet Effective

Accounting standards issued but not yet effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective.

Management anticipates that all the pronouncements will be adopted in the Company’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Company’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have an impact on the Company’s condensed consolidated interim financial statements.

Financial and Other Instruments

Fair values

Hierarchical levels, defined by IFRS 7 and directly related to the amount of subjectivity associated with inputs to fair valuation of these financial assets and liabilities are as follows:

Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (Level 2); and

Inputs for the assets or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair values of the cash, restricted cash, trade and other receivables, accounts payable and other liabilities, subscription liability, promissory notes payable, and convertible notes approximate their carrying values due to the relatively short-term nature of these financial instruments.

Cash, restricted cash and subscription liability are recorded at fair value using level 2 inputs. Cash includes demand deposits with financial institutions and cash equivalents consist of short-term, highly liquid investments purchased with original maturities of three months or less. As at October 31, 2023 and 2022, the Company did not have any cash equivalents.

8

Risk Management

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. The Company’s maximum exposure to credit risk for its trade receivables is equal to the carrying amount of those items.

The Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments, including with respect to trade and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	2023	2022
Accounts payable and accrued liabilities	$219,760	$984,740
Lease liability (current)	—	47,546
	$219,760	$1,032,286

Foreign currency risk

Foreign currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. The Company’s currency risk historically has arisen from accounts payables denominated in US dollars that are held in entities with a Canadian dollar functional currency.

The Company is not currently exposed to foreign currency risk on fluctuations related to cash, accounts receivable, and accounts payable and accrued liabilities that are denominated in US dollars.

Interest rate risk

The Company does not have any significant exposure as at October 31, 2023 and October 31, 2022 to interest rate risk through its financial instruments.

9

Other MD&A Requirements

Outstanding Share Data

The following table summarizes the number of common shares outstanding and reserved for issuance, as at the current MD&A date and as at October 31, 2023:

	October 31, 2023	February 8, 2024
Common shares outstanding
Opening balance	80,231,301
Subscription receipts financing
December 1, 2022	2,961,907
Vesting of RSUs	2,500,000
Milestone shares	1,910,700
Outstanding common shares of the Resulting Issuer	87,603,908
Shares repurchased via Share Issuer Bid		(83,256,650)
Outstanding common shares	87,603,908	4,347,258
Additional common shares reserved for potential future issue re:
Contingent shares	—	—
Share purchase warrants	13,864,917	13,864,917
Stock options	5,251,771	3,681,771
Fully diluted total	106,788,297	109,750,204

As at October 31, 2023, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
457,971	$0.50	November 9, 2023	457,971
636,900	$0.39	November 9, 2026	636,900
1,950,000	$0.30	January 4, 2027	1,500,000
636,900	$0.16	April 1, 2029	636,900
1,470,000	$0.10	December 31, 2023	1,470,000
100,000	$0.10	October 1, 2026	100,000
5,251,771			4,801,771

As at the date of this report, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Number Outstanding	Exercise Price	Expiry Date	Number Exercisable
457,971	$0.50	November 9, 2023	457,971
636,900	$0.39	November 9, 2026	636,900
1,950,000	$0.30	January 4, 2027	1,500,000
636,900	$0.16	April 1, 2029	636,900
3,681,771			3,231,771

10

At October 31, 2023 the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Number	Exercise Price	Expiry Date	Number Vested
3,939,409	$0.75	Nov 9, 2023	3,939,409
5,597,051	$0.15	Sept 20, 2025	5,597,051
1,366,550	$0.15	Oct 12, 2025	1,366,550
2,961,907	$0.15	Nov 30, 2025	2,961,907
13,864,917			13,864,917

Subsequent Events

On November 2, 2023, the Company announced that, further to its previously communicated release on October 30, 2023, it has launched its substantial issuer bid, pursuant to which the Company will offer to purchase for cancellation all of its issued and outstanding common shares, being 87,603,908 for aggregate cash consideration of up to $10,731,479 or $0.1225 per share.

On December 15, 2023, the Company announced that it has taken up and purchased for cancellation an aggregate of 83,256,650 common shares of the Company at a price of $0.1225 per share pursuant to it substantial issuer bid. The shares purchased under the Offer represented approximately 95% of the total issued and outstanding number of shares.

On December 15, 2023, the Company announced cancellation of 1,570,000 options of the Company that had an exercise price of $0.10 per Share for consideration of $0.0225 per in-the-money-option, representing the difference between the exercise price of the in-the-money options and the purchase price under the offer for aggregate consideration equal to approximately $35,325.

Risks and Uncertainties

The Company believes that the following risks and uncertainties may materially affect its success:

Limited Operating History

The Company is relatively new with limited operating history and operates in the emerging industry of Esports. The business has been operating since 2010 and has yet to generate consistent profits from its activities. The Company is subject to all of the business risks and uncertainties associated with any new business enterprise.

Substantial Capital Requirements and Liquidity

Substantial additional funds to maintain business operations and for the acquisition of new business or assets will be required. No assurances can be given that the Company will be able to raise the additional funding that may be required for such activities. To meet such funding requirements, the Company will be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may also involve restrictions on financing and operating activities. There is no assurance that additional financing will be available on terms acceptable to the Company or at all.

11

Dependence on Industry and Player Popularity

The esports industry is in the early stages of its development. Although the esports industry has experienced rapid growth, consumer preferences may shift and there is no assurance that this growth will continue in the future. The Company’s has taken steps to diversify its business and mitigate these risks to an extent and continues to seek out new opportunities in the esports and gaming industries. However, due to the rapidly evolving nature of technology and online gaming, the esports industry may experience volatile and declining popularity as new options for online gaming and esports become available, or consumer preferences shift to other forms of entertainment, and as a consequence, the Company’s business and results of operations may be materially negatively affected. The Company’s financial results may also depend on the popularity of the players, influencers and other on-screen talent that will provide services to the Company. Such individuals can impact online viewership and television ratings, which in turn could affect the long-term value of the media rights and sponsorship opportunities available to the Company. There can be no assurance that the Company’s players, influencers and other on-screen talent will develop or maintain continued popularity.

Competition and Changes in Technology

The Company must compete with other esports organizations, in varying respects and degrees. For example, the Company will be in competition with other esports teams streamers, and other forms of digital entertainment as well as established and start-up B2B data companies. As a result of the large number of options available and global nature of the online gaming industry, the Company faces strong competition for esports competitors and fans. Given the nature of esports, there can be no assurance that the Company will be able to compete effectively, including with companies that may have greater resources than the Company has and as a consequence, the Company’s business and results of operations may be materially, negatively affected.

Current and potential competitors have established or may establish cooperative relationships amongst themselves or with third parties to compete more effectively. Existing and potential competitors may also develop enhancements to, or future generations of, competitive products and services that will have better performance features than the Company’s products and services. As a result of the early stage of the industry in which the Company operates, it expects to face additional competition from new entrants. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations of the Company.

Reliance on Management and Dependence on Key Personnel

The success of the Company will be largely dependent upon on the performance of the directors and officers and the ability to attract and retain key personnel. The loss of the services of these persons may have a material adverse effect on the Company’s business and prospects. The Company will compete with numerous other companies for the recruitment and retention of qualified employees and contractors. There is no assurance that the Company can maintain the service of its directors and officers, or other qualified personnel required to operate its business. Failure to do so could have a material adverse effect on the Company and its prospects.

The online gaming industry is heavily regulated

While the Company does not presently require licenses for its technology offerings in the betting sector based on current operations as a business-to-business data offering that does not directly interact with end-customers, the regulation around betting is evolving rapidly and that may change in the future. The Company and its officers, directors, major shareholders, key employees and business partners will generally be subject to the laws and regulations relating to online gaming of the jurisdictions in which the Company may conduct business, as well as the general laws and regulations that apply to all e-commerce businesses, such as those related to privacy and personal information, tax and consumer protection. These laws and regulations vary from one jurisdiction to another and future legislative and regulatory action, court decisions or other governmental action, which may be affected by, among other things, political pressures, attitudes and climates, as well as personal biases, may have a material impact on the Company’s operations and financial results.

12

In particular, some jurisdictions have introduced regulations attempting to restrict or prohibit online gaming, while others have taken the position that online gaming should be licensed and regulated and have adopted or are in the process of considering legislation to enable that to happen. Even where a jurisdiction purports to license and regulate online gaming, the licensing and regulatory regimes can vary considerably in terms of their business-friendliness and at times may be intended to provide incumbent operators with advantages over new licensees. As such, some “liberalized” regulatory regimes are considerably more commercially attractive than others.

Regulatory regimes imposed upon gaming providers vary by jurisdiction. Typically, however, most regulatory regimes include the following elements:

●	a requirement for gaming license applicants to make detailed and extensive disclosures as to their beneficial ownership, their source of funds, the probity and integrity of certain persons associated with the applicant, the applicant’s management competence and structure and business plans, the applicant’s proposed geographical territories of operation and the applicant’s ability to operate a gaming business in a socially responsible manner in compliance with regulation;

●	Interviews and assessments by the relevant gaming authority intended to inform a regulatory determination of the suitability of applicants for gaming licenses;

●	Ongoing reporting and disclosure obligations, both on a periodic and ad hoc basis in response to material issues affecting the business;

●	The testing and certification of software and systems, generally designed to confirm such things as the fairness of the gaming products offered by the business, their genuine randomness and ability accurately to generate settlement instructions and recover from outages;

●	The need to account for applicable gaming duties and other taxes and levies, such as fees or contributions to bodies that organize the sports on which bets are offered, as well as contributions to the prevention and treatment of problem gaming; and

●	Social responsibility obligations.

Any gaming license may be revoked, suspended or conditioned at any time, and the industry has recently experienced significantly more enforcement actions, particularly in Great Britain, where the Gambling Commission has issued fines against numerous operators for regulatory failings. The loss of a gaming license in one jurisdiction could trigger the loss of a gaming license or affect the Company’s eligibility for such a license in another jurisdiction, and any of such losses, or potential for such loss, could cause the Company to cease offering some or all of its product offerings in the impacted jurisdictions. The Company may be unable to obtain or maintain all necessary registrations, licenses, permits or approvals, and could incur fines or experience delays related to the licensing process, which could adversely affect its operations. The determination of suitability process may be expensive and time-consuming. The Company’s delay or failure to obtain gaming licenses in any jurisdiction may prevent it from distributing its product offerings, increasing its customer base and/or generating revenues in that jurisdiction. A gaming regulatory body may refuse to issue or renew a gaming license if the Company, or one of its directors, officers, employees, major shareholders or business partners: (i) are considered to be a detriment to the integrity or lawful conduct or management of gaming, (ii) no longer meet a licensing or registration requirement, (iii) have breached or are in breach of a condition of licensure or registration or an operational agreement with a regulatory authority, (iv) have made a material misrepresentation, omission or misstatement in an application for licensure or registration or in reply to an inquiry by a person conducting an audit, investigation or inspection for a gaming regulatory authority, (v) have been refused a similar gaming license in another jurisdiction, (vi) have held a similar gaming license in that province, state or another jurisdiction which has been suspended, revoked or cancelled, or (vii) has been convicted of an offence, inside or outside of a particular jurisdiction that calls into question the honesty or integrity of the Company or any of its directors, officers, employees or associates.

13

Cybersecurity risks

The Company’s operations involve the storage and transmission of customer data, including personally identifiable information, and security incidents could result in unauthorized access to, the loss of, or unauthorized disclosure of such information. To mitigate cybersecurity risks, the Company has built a technical team headed by Christopher Herrmann, which has designed and maintains the Company’s technology platform from a security perspective. The Company does not currently have cybersecurity insurance. Although the Company has security systems in place and what it deems sufficient security around its system to prevent unauthorized access, it must ensure that it continually enhances security and fraud protection within its platform, and if the Company is unable to do so it may become subject to liability for privacy breaches or consequences that result from any unanticipated incident. As a result of advances in computer capabilities, new discoveries in the field of cryptography or other developments, a compromise or breach of the Company’s security precautions may occur. The techniques used to obtain unauthorized, improper or illegal access to the Company’s systems, data or customers’ data and to sabotage its system are constantly evolving and may be difficult to detect quickly. An information breach in the Company’s system and loss of confidential information such as credit card numbers and related information, or interruption in the operation of the Company’s applications, could have a longer and more significant impact on the Company’s business operations than any hardware failure. A compromise in the Company’s security system could severely harm its business by the loss of its customers’ confidence in it and thus the loss of their business. The Company may be required to spend significant funds and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. However, protection may not be available at a reasonable price, or at all. Any failure to adequately comply with necessary protective measures could result in fees, penalties and/or litigation. Concerns regarding the security of e-commerce and the privacy of customers may also inhibit the growth of the Internet as a means of conducting commercial transactions, which may result in a reduction in revenues and increase operating expenses preventing the Company from achieving profitability.

Conflicts of Interest

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies and, because of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The British Columbia Business Corporations Act (“BCBCA”) provides that if a director has a material interest in a contract or proposed contract or agreement that is material to the Company, the director must disclose his interest in such contract or agreement and refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

Litigation

In the ordinary course of business, the Company and its subsidiaries may become involved in various legal and regulatory actions. The Company establishes legal provisions when it becomes probable that the Company will incur a loss and the amount can be reliably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters would have a material impact on its consolidated financial position.

14

SCHEDULE “G”

INFORMATION CONCERNING THE SPINOUT ENTITIES

The following information provided by 1507651 B.C. Ltd. (“651”), 1507652 B.C. Ltd. (“652”), 1507653 B.C. Ltd. (“653”), 1507655 B.C. Ltd. (“655”), 1510450 B.C. Ltd. (“450”), 1510441 B.C. Ltd. (“441”) and 1510435 B.C. Ltd. (“435” and together with 651, 652, 653, 55, 450 and 441 the “Spinout Entities”), is presented on a post-Arrangement basis and is reflective of the proposed business, financial and share capital position of each of the Spinout Entities. Unless otherwise indicated, all currency amounts are stated in Canadian dollars.

Terms used herein but not otherwise defined shall have the meaning ascribed to such term in the arrangement agreement dated November 18, 2024 (the “Arrangement Agreement”) among WBM Capital Corp. (“WBM”) and the Spinout Entities.

NAME AND INCORPORATION

651 was incorporated under the BCBCA on October 21, 2024. 651 is currently a wholly-owned subsidiary of WBM. No material amendments have been made to 651’s articles or other constating documents since its incorporation.

651’s registered and records office, head and principal business address are all located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

652 was incorporated under the BCBCA on October 21, 2024. 652 is currently a wholly-owned subsidiary of WBM. No material amendments have been made to 652’s articles or other constating documents since its incorporation.

652’s registered and records office, head and principal business address are all located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

653 was incorporated under the BCBCA on October 21, 2024. 653 is currently a wholly-owned subsidiary of WBM. No material amendments have been made to 653’s articles or other constating documents since its incorporation.

653’s registered and records office, head and principal business address are all located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

655 was incorporated under the BCBCA on October 21, 2024. 655 is currently a wholly-owned subsidiary of WBM. No material amendments have been made to 655’s articles or other constating documents since its incorporation.

655’s registered and records office, head and principal business address are all located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

450 was incorporated under the BCBCA on November 6, 2024. 450 is currently a wholly-owned subsidiary of WBM. No material amendments have been made to 450’s articles or other constating documents since its incorporation.

450’s registered and records office, head and principal business address are all located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

441 was incorporated under the BCBCA on November 6, 2024. 441 is currently a wholly-owned subsidiary of WBM. No material amendments have been made to 441’s articles or other constating documents since its incorporation.

441’s registered and records office, head and principal business address are all located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

435 was incorporated under the BCBCA on November 6, 2024. 435 is currently a wholly-owned subsidiary of WBM. No material amendments have been made to 435’s articles or other constating documents since its incorporation.

435’s registered and records office, head and principal business address are all located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

GENERAL DESCRIPTION OF THE BUSINESS

After completion of the Arrangement, the Spinout Entities will be separate unlisted entities. The Spinout Entities currently have no material assets (other than the cash proceeds of the share subscriptions and shareholder loans made by WBM) and do not conduct any active business. Upon completion of the Plan of Arrangement, the Spinout Entities will not have any operations and will not conduct any active business, other than the identification and evaluation of acquisition opportunities to permit the Spinout Entities to acquire a business or assets in order to conduct commercial operations. This will likely involve the raising of additional funds in order to carry on its business and to finance an acquisition. The Spinout Entities may use cash, bank financing, the issuance of treasury shares, public debt or equity financing or a combination thereof in order to finance its business and an acquisition.

The Spinout Entities have not selected a business sector or industry in which to pursue an acquisition as of the date hereof. The Spinout Entities will consider acquisitions of businesses operated or located both inside and outside of Canada. The Spinout Entities were only recently incorporated and have no history of earnings.

The success of each of the Spinout Entities is largely dependent upon factors beyond such entity’s control. See “Risk Factors”.

INTERCORPORATE RELATIONSHIPS

The Spinout Entities currently have no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS – THREE YEAR HISTORY

651, 652, 653 and 655 were incorporated on October 21, 2024 and have had no business operations to date. On October 21, 2024, each of 651, 652, 653 and 655 received a shareholder loan from WBM in the amount of $7,000.00.

450, 441 and 435 were incorporated on November 6, 2024 and have had no business operations to date. On November 6, 2024, each of 450, 441 an d435 received a shareholder loan from WBM in the amount of $7,000.00.

SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

The Spinout Entities have not completed a financial year. The future operating results and financial position of the Spinout Entities cannot be predicted.

TRENDS

Management is not aware of any trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Spinout Entities business, financial condition or results of operations as at the date of the Circular, except as otherwise disclosed herein or except in the ordinary course of business.

SELECTED UNAUDITED PRO-FORMA FINANCIAL INFORMATION OF EACH OF THE SPINOUT ENTITIES

SPINOUT ENTITIES	As at November 25, 2024
Current assets	$7,000.00
Total assets	$7,000.00
Total liabilities	$7,000.00
Shareholders’ equity	$0.01

DESCRIPTION OF THE SPINCO COMMON SHARES

The authorized capital of the Spinout Entities consists of an unlimited number of common shares. On completion of the Arrangement, it is anticipated that there will be one common share ( “Spinout Common Shares”) outstanding, in each of the Spinout Entities.

Dividend Policy

The Spinout Entities have not paid dividends since incorporation. The Spinout Entities currently intend to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

Voting and Other Rights

Holders of Spinout Common Shares are entitled to one vote per share at all meetings of shareholders of the Spinout Entities, to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of the Spinout Entities available for distribution to holders of Spinout Common Shares in the event of liquidation, dissolution or winding up of the Spinout Entities. All rank pari passu, each with the other, as to all benefits which might accrue to the holders of common shares of each Spinout Entity.

CAPITALIZATION

None of the Spinout Entities has completed a financial year. Other than the cash proceeds received for the subscription of shares and a $7,000 shareholder loan to each Spinout Entity by WBM, there have not been any material changes in the capital of the Spinout Entities since the dates of incorporation.

OPTIONS AND OTHER RIGHTS TO PURCHASE SHARES

The board of directors of each of the Spinout Entities (the “Spinout Boards”) has adopted a stock option plan (the “Spinout Entity Plan”). The purpose of each of the Spinout Entity Plans is to allow each Spinout Entity to grant awards to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of each of the Spinout Entities. The granting of such awards is intended to align the interests of such persons with that of the shareholders.

As at the date hereof, no stock options have been granted under the Spinout Entity Plans or otherwise since incorporation.

The full text of the Spinout Entity Plans are available for viewing at the office of each of the Spinout Entities at 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3.

PRIOR SALES

Other than the one common share issued by each of the Spinout Entities to WBM on incorporation, the Spinout Entities have not issued any common shares.

ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

None of the Spinout Common Shares are currently held in escrow or subject to a contractual restriction on transfer and upon completion of the Arrangement and no Spinout Common Shares will be held in escrow on completion of the Arrangement.

RESALE RESTRICTIONS

See “Canadian Securities Laws and Resale of Securities” in the Circular.

There is currently no market through which any of the Spinout Common Shares may be sold and, unless the Spinout Common Shares are listed on a stock exchange, shareholders may not be able to resell the Spinout Common Shares.

PRINCIPAL SECURITYHOLDERS

As at the date of this Circular, to the knowledge of Spinout Entities’ directors and executive officers, the only persons who, or corporations or other entities which, will beneficially own, or control or direct, directly or indirectly, Spinout Common Shares carrying 10% or more of the voting rights attaching to all issued and outstanding Spinout Common Shares, following completion of the Plan of Arrangement, are:

Person	Number of Common Shares beneficially owned, directly or indirectly	Percentage of the voting rights attached to the Common Shares
Triforce Ventures, SA	1 common share in each of the Spinout Entities	100%

DIRECTORS AND OFFICERS

The following table sets forth certain information with respect to each proposed director and executive officer of the Spinout Entities, each of whom is a director of WBM.

Name, Jurisdiction of Residence and Position(s)[1]	Principal Occupation[1]	Number of Spinout Common Shares Beneficially Owned, Controlled or Directed, Directly or Indirectly, immediately following the completion of the Arrangement[2]	Percentage of Spinout Common Shares Issued and Outstanding Immediately following the completion of the Arrangement
Carlo Rigillo Chief Executive Officer and Director Ontario, Canada	Chartered Professional Accountant	NIL	N/A
Fraser Hartley Director British Columbia, Canada	Lawyer at Edwards, Kenny and Bray LLP	NIL	N/A
Dennis Beker Director Ontario, Canada	Lawyer at Founders LLP	NIL	N/A

Upon the completion of the Arrangement, none of the directors and executive officers of the Spinout Entities are expected to beneficially own, directly or indirectly, or exercise control or direction over any Spinout Common Shares.

The principal occupations of each of the proposed directors and executive officers of the Spinout Entities within the past five years are disclosed in the brief biographies set forth below.

Carlo Rigillo – Chief Executive Officer and Director

Mr. Rigillo is a Chartered Professional accountant and has over two decades of financial experience including four years as Director of Finance and then Interim Financial Officer at Beretta Farms Inc. Mr. Rigillo was the Chief Financial Officer of 3 Sixty Risk Solutions Ltd., Odd Burger Corporation and most recently The Well Told Company Inc. and Powerstone Metals Corp. Mr. Rigillo has a wealth of experience in consumer health, consumer products and the manufacturing sectors and has experience developing risk management frameworks and business processes at the strategic, operational and technical levels within organizations at an international and national level. Mr. Rigillo holds a Bachelor of Commerce from the University of Toronto and is a Chartered Professional Accountant.

1 The information as to residence and principal occupation, not being within the knowledge of WBM or the Spinout Entities, has been furnished by the respective director and officer individually.

2 The information as to as to securities beneficially owned or over which a director or officer exercises control or direction, not being within the knowledge of WBM or the Spinout Entities, has been furnished by the respective directors and officers individually based on shareholdings in WBM as of the date of the Circular.

Fraser Hartley –Director

Mr. Hartley is a lawyer and partner at the law firm Edwards, Kenny and Bray LLP, practicing in the areas of finance and corporate transactions. Mr. Hartley has an LLP from the University of British Columbia.

Dennis Beker –Director

Mr. Beker is a Toronto based corporate, securities and mergers and acquisitions lawyer, and is currently a partner at the law firm Founders LLP. Mr. Beker completed his JD from Western University.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions or Individual Bankruptcies

To the knowledge of the Spinout Entities, other than as outlined below, no director or executive officer:

(A)	is, as at the date of the Circular, or has been, within ten years before the date of the Circular, a director, chief executive officer or chief financial officer of any company (including each Spinout Entity) that:

i.	was the subject, while the director was acting in that capacity as a director, chief executive officer or chief financial officer of such company, of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

ii.	was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the director ceased to be a director, chief executive officer or chief financial officer but which resulted from an event that occurred while the director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(B)	is, as at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the Spinout Entities) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(C)	has, within the ten years before the date of the Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

To the knowledge of the Spinout Entities, no director or executive officer has been subject to:

(A)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(B)	any penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Indebtedness of Directors, Executive officers and Senior officers

There is and has been no indebtedness of any director, executive officer or senior officer or associate of any of them, to or guaranteed or supported by the Spinout Entities during the period from incorporation.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Spinout Entities have not yet developed a compensation program. Each of the Spinout Entities, anticipates that it will adopt a compensation program that reflects its stage of development, the main elements of which are expected to be comprised of base salary, option-based awards and annual cash incentives, which elements are similar to those paid by WBM.

Summary Compensation

Each of the Spinout Boards will conduct compensation reviews with regard to the compensation of directors and the Chief Executive Officer of the Spinout Entities once a year. In making its compensation recommendations, each of the Spinout Boards will take into account the types and amount of compensation paid to directors and Chief Executive Officers of comparable Canadian companies. Since incorporation, each Spinout Entity has not paid any compensation to officers or to directors and does not anticipate doing so following completion of the Plan of Arrangement.

Each of the Spinout Boards have adopted a Spinout Entity Plan. The Spinout Entity Plans will allow for the granting of incentive stock options to its officers, employees and directors. The purpose of granting such options would be to assist a Spinout Entity in compensating, attracting, retaining and motivating its directors, officers, employees and consultants of the Spinout Entity and to closely align the personal interests of such persons to that of the shareholders of the Spinout Entity.

Option-Based Awards

The purpose of the Spinout Entity Plans is to allow each Spinout Entity to grant options to directors, officers, employees and consultants, as additional compensation, and as an opportunity to participate in the success of the Spinout Entity. The granting of such options is intended to align the interests of such persons with that of the shareholders. The Spinout Entity Plans, once implemented, will be used to provide awards which will be awarded based on the recommendations of the directors of each Spinout Entity, taking into account the level of responsibility of such person, as well as his or her past impact on or contribution to, and/or his or her ability in future to have an impact on or to contribute to the longer-term operating performance of each Spinout Entity. In determining the number of awards to be granted, each of the Spinout Boards will take into account the number of awards, if any, previously granted, and the exercise price of any outstanding awards to closely align the interests of such person with the interests of shareholders. Each of the Spinout Boards will determine the vesting provisions of all award grants.

Incentive Plan Awards

None of the Spinout Entities have granted any option-based or share-based awards to date to any person.

Pension Plan Benefits

None of the Spinout Entities have a pension plan that provides for payments or benefits to any person at, following, or in connection with retirement.

Termination of Employment, Change in Responsibilities and Employment Contracts

None of the Spinout Entities have employment contracts between it and its Named Executive Officers. Further, they have no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of each of the Spinout Entities, or a change in responsibilities of a Named Executive officer following a change of control. Each Spinout Entity will consider entering into contracts with its Named Executive Officers following completion of the Arrangement.

Defined Benefit or Actuarial Plan Disclosure

The Spinout Entities have no defined benefit or actuarial plans.

Director Compensation

None of the Spinout Entities currently have any arrangements, standard or otherwise, pursuant to which directors are compensated by the Spinout Entities for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as a consultant or expert since its incorporation and up to and including the date of the Circular.

AUDIT COMMITTEE AND CORPORATE GOVERNANCE

Audit Committee

Each Spinout Entity will appoint an audit committee (the “Spinout Entity Audit Committee”) following the completion of the Arrangement. Each member of the Spinout Entity Audit Committee to be appointed will have adequate education and experience that is relevant to their performance as an audit committee member and, in particular, the requisite education and experience that have provided the member with the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the respective Spinout Entities’ financial statements.

It is intended that the Spinout Entity Audit Committees will establish practices of approving audit and non-audit services provided by the external auditor. Each Spinout Entity Audit Committee intends to delegate to its Chair the authority, to be exercised between regularly scheduled meetings of the Spinout Entity Audit Committee, to pre-approve audit and non-audit services provided by the independent auditor. All such preapprovals would be reported by the Chair at the meeting of the Spinout Entity Audit Committee next following the pre-approval.

The charter to be adopted by the Spinout Entity Audit Committee is expected to be substantially similar to that of WBM’s Audit Committee charter.

Corporate Governance

Board of Directors

The board of directors of each of the Spinout Entities will be comprised of three directors, of which two will be independent within the meaning of “independent” of NI 58-101. The initial board of directors, following the completion of the Arrangement will be comprised of the WBM Directors.

Certain of the Spinout Entities directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Name of Director	Name of Reporting Issuer
Carlo Rigillo	Powerstone Metals Corp.
WBM Capital Corp.
Fraser Hartley	WBM Capital Corp.
Powerstone Metals Corp.
Buzz Capital 2 Inc.
Dennis Baker	WBM Capital Corp.
Buzz Capital 2 Inc.
Aardvark 2 Capital Corp.

Orientation and Continuing Education

Each new director is briefed in respect of the nature of each Spinout Entities’ business, its corporate strategy, and current issues within the Spinout Entity. New directors are also required to meet with management of each Spinout Entity to discuss and better understand each Spinout Entities’ business and are given the opportunity to meet with counsel of each Spinout Entity to discuss their legal obligations as directors of the Spinout Entities.

Ethical Business Conduct

The Spinout Boards have found that the fiduciary duties placed on individual directors by the Spinout Entities’ governing corporate legislation and the common law have been sufficient to ensure that it operates independently of management and in the best interests of each Spinout Entity.

Nomination of Directors

Directors are responsible for identifying qualified individuals to become new members of the Spinout Boards and recommending new director nominees for the next annual meeting of shareholders for each Spinout Entity. New nominees must have a track record in general business management, special expertise in an area of strategic interest to each respective Spinout Entity, the ability to devote the time required, show support for each Spinout Entities’ mission and strategic objectives, and a willingness to serve.

Compensation

Each of the Spinout Boards will conduct compensation reviews with regard to the compensation of directors and the Chief Executive Officer of each Spinout Entity once a year. In making its compensation recommendations, the Spinout Boards will consider the types and amount of compensation paid to directors and Chief Executive Officers of comparable Canadian companies. Since incorporation, each Spinout Entity has not paid any compensation to its officers or to directors and does not anticipate doing so following completion of the Plan of Arrangement.

Other Board Committees

Other than the Audit Committee of each Spinout Entity, it is not anticipated that the Spinout Entities will have any additional board committees immediately following the completion of the Arrangement. The Spinout Boards may, however, establish additional committees after the completion of the Arrangement, depending on the needs of each Spinout Entity.

Assessments

Each of the Spinout Boards has no formal process in place to assess the effectiveness of each Spinout Board, its committees and individual members. However, through the regular interaction between members of the Spinout Boards, each of the Spinout Boards satisfies itself that the Spinout Boards, their committees and individual members are performing effectively.

RISK FACTORS

In addition to the other information contained in the Circular, the following factors should be considered carefully when considering risk related each Spinout Entities’ proposed business.

Nature of the Securities and No Assurance of any Listing

None of the Spinout Entities’ Common Shares are listed on any stock exchange and there is no assurance that any of the Spinout Entities’ Common Shares will be listed. Even if a listing is obtained, the holding of each of the Spinout Entities’ Common Shares will involve a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Each of the Spinout Entities’ Common Shares should not be held by persons who cannot afford the possibility of the loss of their entire investment. Furthermore, an investment in securities of any of the Spinout Entities should not constitute a major portion of an investor’s portfolio.

Possible Non-Completion of Arrangement

There is no assurance that the Arrangement will receive regulatory, court or shareholder approval or will complete. If the Arrangement does not complete, each Spinout Entity will remain a private company. If the Arrangement is completed, Spinout Entities’ shareholders (which will consist of shareholders who receive Spinout Common Shares) will be subject to the risk factors described below.

Limited Operating History

651, 652, 653 and 655 were incorporated on October 21, 2024 and have had no business operations or operating revenues to date.

450, 441 and 435 were incorporated on November 6, 2024 and have had no business operations to date.

Dependence on Management

Each Spinout Entity will be very dependent upon the personal efforts and commitment of its directors and officers. If one or more of the Spinout Entities’ proposed executive officers become unavailable for any reason, a severe disruption to the business and operations of the Spinout Entities could result, and each Spinout Entity may not be able to replace them readily, if at all. As each Spinout Entities’ business activity grows, each Spinout Entity will require additional key financial and administrative personnel as well as additional operations staff. There can be no assurance that each Spinout Entity will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increase. If any Spinout Entity is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on the Spinout Entities’ future cash flows, earnings, results of operations and financial condition.

The Spinout Entities’ operations are subject to human error

Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage each Spinout Entities’ interests, and even when those efforts are successful, people are fallible and human error could result in significant uninsured losses to any Spinout Entity. These could include significant tax liabilities in connection with any tax planning effort for each Spinout Entity might undertake and legal claims for errors or mistakes by Spinout Entity personnel.

Conflicts of Interest

Certain directors and officers of each Spinout Entity are, and may continue to be, involved in similar industries to each Spinout Entity through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of the Spinout Entities including possibly WBM. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of the Spinout Entities. Directors and officers of each Spinout Entity with conflicts of interest will be subject to the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

No History of Earnings

Each Spinout Entity has no history of earnings or of a return on investment, and there is no assurance that any investment, property or business that any Spinout Entity may acquire or undertake will generate earnings, operate profitably or provide a return on investment in the future. Each Spinout Entity has no plans to pay dividends for some time in the future. The future dividend policy of the Spinout Entities will be determined by each Spinout Board.

Dilution

Issuances of additional securities including, but not limited to, its common stock or some form of convertible debentures, will result in a substantial dilution of the equity interests of any persons who may become Spinout Entity shareholders as a result of or subsequent to the Arrangement.

Market for securities

There is currently no market through which the any of the Spinout Common Shares may be sold, and each of the Spinout Entities’ shareholders may not be able to resell the Spinout Common Shares acquired under the Plan of Arrangement. There can be no assurance that an active trading market will develop for the Spinout Entities’ Common Shares following the completion of the Plan of Arrangement.

Dividend Policy

No dividends on the Spinout Entities’ Common Shares have been paid by the Spinout Entities to date. The Spinout Entities anticipate that they will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. Each Spinout Entity does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of each of the Spinout Board’s after considering many factors, including the Spinout Entities operating results, financial condition and current and anticipated cash needs.

PROMOTER

No person or company is or has been since each of the Spinout Entities’ dates of incorporation, a promoter of the Spinout Entities.

LEGAL PROCEEDINGS

None of the Spinout Entities is a party to any material legal proceedings nor are they aware of any such proceedings known to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or greater than 10% shareholder of each Spinout Entity and no associate or affiliate of the foregoing persons has or had any material interest, direct or indirect, in any transaction since incorporation or in any proposed transaction which in either such case has materially affected or will materially affect the Spinout Entities save as described herein.

AUDITORS

It is intended that the Auditor for each Spinout Entity be MNP LLP, Chartered Professional Accountants.

SHARE REGISTER

Each of the Spinout Entities’ Common Shares will be held in the name of registered shareholders and registered in each of the Spinout Entities’ central securities registers, which will be maintained by each Spinout Entity. Registered shareholders may request a certificate evidencing their shares at any time by contacting the individual Spinout Entity.

MATERIAL CONTRACTS

The only agreement or contract that each Spinout Entity has entered into since its incorporation or will enter into as part of the Arrangement which may be reasonably regarded as being material is the Arrangement Agreement dated November 18, 2024 among the Spinout Entities and WBM.

A copy of the Arrangement Agreement may be inspected at any time prior to the approval of the Arrangement Resolution during normal business hours at the Spinout Entities’ offices located at Suite 1900 – 1040 West Georgia Street, Vancouver, British Columbia V6E 4H3 and under WBM’s profile on the SEDAR+ website at www.sedarplus.ca.

INTEREST OF EXPERTS

MNP LLP, Chartered Professional Accountants, is the auditor of WBM and it is intended that they be the auditor for each Spinout Entity. MNP LLP is independent of the Spinout Entities within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia.